Manulife Financial Corporation
Annual Information Form
February 11, 2026

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Presentation of Information
In this annual information form (“AIF”), unless otherwise indicated or unless the context otherwise requires:
•all references to “MFC” and “MLI” refer to Manulife Financial Corporation and The Manufacturers Life
Insurance Company, respectively, not including their subsidiaries;
•MFC and its subsidiaries, including MLI, are collectively referred to as “Manulife”;
•references to “Company”, “we”, “us” and “our” refer to Manulife;
•references to “$” or “C$” are to Canadian dollars; and
•information is as at December 31, 2025.
Documents Incorporated by Reference
The following documents are incorporated by reference in and form part of this AIF:
•MFC’s Management’s Discussion and Analysis for the year ended December 31, 2025 (our “2025 MD&A”);
and
•MFC’s audited annual consolidated financial statements and accompanying notes as at and for the year ended December 31, 2025 (our “2025 Consolidated Financial Statements”).
These documents have been filed with securities regulators in Canada and may be accessed at the System for
Electronic Document Analysis and Retrieval + (“SEDAR+”), found at www.sedarplus.ca.  They have also been filed with the U.S. Securities and Exchange Commission (the “SEC”) and may be found at www.sec.gov.
Any website address included in this AIF is an inactive textual reference only and information appearing on such website is not part of, and is not incorporated by reference in, this AIF.
Caution Regarding Forward-Looking Statements
From time to time, the Company makes written and/or oral forward-looking statements, including in this document and the documents incorporated by reference in this document. In addition, the Company’s representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of Canadian provincial securities laws and the U.S. Private Securities
Litigation Reform Act of 1995.
The forward-looking statements in this document and the documents incorporated by reference in this document include, but are not limited to, the Company's possible or assumed future results set out under "General
Development of the Business, "Business Operations" and "Government Regulation", statements with respect to possible share buybacks, the Company’s strategic priorities and targets, its medium-term financial and operating targets, the probability and impact of the Life Insurance Capital Adequacy Test scenario switches, the anticipated benefits of the acquisitions of Comvest Credit Partners and PT Schroder Investment Management Indonesia, our
entry into the Indian insurance market and its anticipated benefits, the anticipated benefits and value derived from the use of AI, future premium increases, and exposure limit estimates for our property and casualty reinsurance business, and also relate to, among other things, our objectives, goals, strategies, intentions, plans, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”,
“should”, “would”, “likely”, “suspect”, “outlook”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “forecast”,
“objective”, “seek”, “aim”, “continue”, “goal”, “restore”, “embark” and “endeavour” (or the negative thereof) and words and expressions of similar import, and include statements concerning possible or assumed future results. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements and they should not be interpreted as confirming market or analysts’ expectations in any way.
Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements.  Important factors that could cause actual

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results to differ materially from expectations include, but are not limited to, the factors identified under “Caution regarding forward-looking statements” in our 2025 MD&A.  Additional information about material risk factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found under “Risk Management and Risk Factors” and “Critical Actuarial
and Accounting Policies” in our 2025 MD&A, in the “Risk Management” note to our 2025 Consolidated Financial
Statements and elsewhere in MFC’s filings with Canadian and U.S. securities regulators.
The forward-looking statements in this document or in the documents incorporated by reference in this document are, unless otherwise indicated, stated as of the date hereof or the date of the document incorporated by reference, as the case may be, and are presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations, our future operations, as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake to update any forward-
looking statements, except as required by law.
CORPORATE STRUCTURE
Name, Address and Incorporation
Manulife Financial Corporation is a life insurance company incorporated under the Insurance Companies Act
(Canada) (the “ICA”) on April 26, 1999 for the purpose of becoming the holding company of MLI following its demutualization. MLI was incorporated on June 23, 1887, by a Special Act of Parliament of the Dominion of Canada
and was converted into a mutual life insurance company in 1968. Pursuant to Letters Patent of Conversion, effective
September 23, 1999, MLI implemented a plan of demutualization under the ICA and converted to a life insurance company with common shares and became the wholly owned subsidiary of MFC.
MFC’s head office and registered office is located at 200 Bloor Street East, Toronto, Canada, M4W 1E5.
Intercorporate Relationships
The major operating subsidiaries of MFC, including direct and indirect subsidiaries, and MFC’s direct and indirect voting interest therein, are listed in Note  21 (Subsidiaries) to our 2025 Consolidated Financial Statements. These
companies are incorporated in the jurisdiction in which their head office or registered office is located.
GENERAL DEVELOPMENT OF THE BUSINESS
Three Year History
In 2025, we sustained our momentum and delivered solid operating and financial results across the business. We introduced a refreshed ambition underpinned by five new strategic priorities to build on our strong foundation and meet the demands of a fast-changing world. We announced new milestones to strengthen our presence in the world's largest economies and augment our capabilities to deliver differentiated products and solutions for our customers.
We progressed our digital and AI agenda, focusing on scaling use cases piloted in 2024 while accelerating the development of the next wave of AI capabilities. We remain on track to deliver on our medium-term targets set at our
2024 Investor Day. Further highlights on our new strategic priorities, recent transactions, and financial targets are outlined in our 2025 MD&A. The following changes were made or announced in 2025 to the executive leadership team: Steve Finch was appointed CEO, Asia Segment, succeeding Phil Witherington after his appointment to
President and CEO, effective May 2025; Stephanie Fadous was appointed Chief Actuary succeeding Steve Finch, effective May 2025; Mike Coyne was appointed General Counsel, effective September 2025, succeeding Jim
Gallagher after his retirement; and Marc Costantini, Global Head of Strategy and Inforce Management, resigned, with his mandate redistributed across Colin Simpson, Chief Financial Officer, and Naveed Irshad, CEO, Canada Segment.
In 2024, we continued our momentum with disciplined execution against our prior strategic priorities and delivered strong results across the business despite a persistently uncertain economic and geopolitical environment. We achieved further milestones with the execution of two more reinsurance transactions, made significant progress
1 This represents our International High Net Worth business.

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against our digital agenda, and raised the bar with bold new targets announced at our Investor Day in June 2024.
Further highlights with respect to our then applicable strategic priorities and financial targets are outlined in our 2024
MD&A. The following changes were made or announced in 2024 to the executive leadership team: Roy Gori,
President and Chief Executive Officer, announced his retirement effective May 2025, with Phil Witherington appointed as his successor; Pam Kimmet, Chief Human Resources Officer, announced her retirement effective May
2025, and was succeeded by Pragashini Fox, Chief People Officer; and Trevor Kreel was appointed Chief Investment
Officer, effective August 2024, succeeding Scott Hartz after his retirement.
In 2023, despite a challenging operating environment with persistent macroeconomic and geopolitical uncertainty, our business proved resilient, and we stayed committed to our strategic priorities. We successfully closed a milestone reinsurance transaction, reported our first full year of financial results prepared under IFRS 17, gained momentum on our post-pandemic recovery in Asia and tracked well on our digital transformation journey. Further highlights with respect to our then applicable strategic priorities are outlined in our 2023 MD&A. The following changes were made in 2023 to the executive leadership team: Colin Simpson was appointed Chief Financial Officer succeeding Phil
Witherington who was appointed CEO, Asia Segment; Halina von dem Hagen was appointed Chief Risk Officer;
Rahim Hirji was appointed Chief Auditor and Head of Advisory Services; and Brooks Tingle was appointed CEO, US
Segment.
Additional information about our business can be found in the “Business Operations” section below, and in MFC’s
2025 MD&A, on pages 3 to 38 inclusive.
BUSINESS OPERATIONS
Information about our business and operating segments, our strategy, products, and investment activities, is included in MFC’s 2025 MD&A, on pages 3 to 38 inclusive.
DISTRIBUTION METHODS
The Company has a multi-channel distribution network in all the segments in which it operates, with different emphasis depending on the product line and geography. Our four operating segments are: Asia, Canada, U.S., and
Global Wealth and Asset Management.
Asia  We have insurance operations in 12 markets across Asia. We are a leading provider of insurance and insurance-based wealth accumulation products, driven by a customer-centric strategy, and we leverage the asset management expertise and products managed by our Global Wealth and Asset Management segment. Our portfolio includes a broad array of health, protection, savings, investment, term and whole life products.
Our diversified multi-channel distribution network in Asia includes contracted agents, bank partnerships and independent agents, financial advisors, and brokers. We have exclusive bancassurance partnerships that give us access to over 35 million bank customers, including our regional exclusive bancassurance partnership with DBS
Bank Ltd. in Singapore, Hong Kong, mainland China and Indonesia. In November 2025 we announced our intention to establish a new insurance joint venture in India with Mahindra and Mahindra, subject to regulatory approval.
In Hong Kong and Macau, our insurance products are marketed and sold through the Company’s agency, bancassurance partnerships, and independent broker channels.  In Japan, product offerings are marketed through proprietary sales agents, independent agencies or managing general agents and bancassurance partners.  In
Bermuda1, Singapore, mainland China, Vietnam, Indonesia, the Philippines, Malaysia, Cambodia and Myanmar,
products are primarily marketed and sold through agents, bank channels (including exclusive partnerships), brokers, and independent financial advisors.
Canada  Our Canada segment has been committed to customers in our home market for over 135 years. Together with our Global Wealth and Asset Management segment, we support more than 7 million customers in Canada,
2 United States, Canada, Japan, Hong Kong, Singapore, Taiwan, Indonesia, Vietnam, Malaysia, India, the Philippines, Brazil, England, Ireland,
Switzerland, Germany, and mainland China. In addition, we have timberland/farmland operations in Australia, New Zealand, and Chile.

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including members of approximately 27,000 businesses and organizations in our group benefits business, through a diverse and competitive suite of financial and health-protection offerings tailored to individuals, families, and business owners.
Our Canadian business lines are: group life, health, and disability insurance solutions for employers; individual insurance and guaranteed investment products including life, critical illness, segregated funds, and annuities sold via retail advisors; and Affinity group insurance offerings including life, health, travel, disability, and creditor insurance solutions sold through the Manulife CoverMe® brand, mortgage brokers, travel advisors, and sponsor groups and associations. Through Manulife Bank, we offer flexible banking products and solutions to both individual customers and businesses.
We aim to be the leading life and health insurer in Canada, by focusing on four key areas: continuing to strengthen our core operations; accelerating digital transformation; differentiating through health; and expanding distribution.
U.S. Our U.S. segment is committed to a future of dynamic growth by helping our customers live longer, healthier, better lives through an array of life insurance and insurance-based wealth accumulation solutions that meet a variety of their planning needs and offer a behavioural insurance component through the John Hancock Vitality Program.
We operate under the brand of John Hancock with more than 160 years of history in the U.S., where we have built lifelong customer relationships and created a vast distribution network of licensed financial advisors who help us bring the benefits of life insurance, wellness, and wealth planning to more individuals and their families. Our life insurance solutions are designed to meet customers’ estate, business, income-protection, and wealth accumulation needs, while also helping them prepare to spend more years in good health. We also leverage the expertise and solutions of our Global Wealth and Asset Management segment.
Over the past decade, we have transitioned from being a passive claims payer to actively rewarding our customers for taking small, everyday steps toward better long-term health. We have integrated behavioural insurance across our suite of solutions, offering customers tools, resources, education, and rewards through John Hancock Vitality to help them make more informed decisions about their overall health. The program continuously evolves to include the latest advances in science and technology and is built on a network of collaborators including GRAIL, Apple,
Prenuvo, and the Massachusetts Institute of Technology (“MIT”) AgeLab.
Additionally, we have in-force LTC and annuity businesses. Our proven record of organically managing our LTC blocks as well as our LTC, variable and fixed annuity reinsurance transactions over the last few years have been significant contributors to the Company’s efforts to transform the business portfolio to one of higher returns and lower risk.
Global Wealth and Asset Management  Our Global Wealth and Asset Management segment, branded Manulife
Wealth & Asset Management, is defined by our purpose: to make decisions easier and lives better by empowering investors for a better tomorrow. We operate across 20 geographies2, including 10 in Asia, distributing innovative investment solutions to both individual and institutional investors through three integrated and complementary business lines. We offer capabilities across a wide spectrum of public and private asset classes, leveraging the
expertise of our team of over 700 investment professionals worldwide, including Manulife | CQS Investment
Management and Manulife | Comvest credit partners.
Our philosophy across our entire platform is anchored on good stewardship, engaging with companies and investors with a view to addressing material risks, which in turn allows us to deliver resilient, alpha-generating investment solutions to our customers.
3 Based on annualized premium equivalent ("APE") sales. For more information about APE sales, see "Non-GAAP and other financial measures" in our 2025 MD&A.

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Our Retirement business serves more than 9 million investors in North America and Asia through retirement plan solutions, with investments managed by our internal teams and third-party managers. We offer financial guidance and advice to investors to help improve financial preparedness and also provide solutions for investors when they retire or leave their employer plan.
Our Retail business serves more than 11 million investors through third-party intermediaries in North America and
Asia, and through an affiliated wealth management network in North America. Our product platform consists predominantly of internally managed solutions. We also supplement our solutions by partnering with third-party managers through sub-advisory agreements.
Our Institutional Asset Management business serves more than 650 clients around the world, including pension plans, foundations, endowments, financial institutions, and other institutional investors as well as our own insurance business.  We believe that the combination of our global footprint, broad investment expertise, and diversified distribution channels position us strongly to capitalize on high-growth opportunities in the most attractive markets globally.
COMPETITION
We operate in highly competitive markets and compete for customers with other insurance companies, securities firms, investment advisors, asset managers, banks and other financial institutions. Customer loyalty and retention, and access to distributors, are important to the Company’s success and are influenced by many factors, including our distribution practices, regulations, product features, service levels, prices, and our financial strength ratings and reputation.
Key trends that are increasing competitive pressures in all our markets include (i) digital solutions to enhance the customer experience, (ii) simplified and innovative product offerings, and (iii) an accelerated use of artificial intelligence across all areas of business operations. Both traditional and non-traditional competitors are evolving their strategies to respond to these trends.
Asia  With over 125 years of continuous operations in Asia, we are a top three pan-Asian life insurer3 and one of the few foreign insurance companies with scale, diversified distribution and a broad Asian footprint across developed and emerging insurance markets. We believe that the Company is well positioned to benefit from the potential of the region.
Canada  The financial protection market remains dominated by three large Canadian insurance providers, of which we are one, while certain regional or smaller carriers focused on specialty products or niche segments are extremely competitive in some markets.
U.S.  Competition in the U.S. is primarily with other large insurance firms, as well as mutual insurance companies, that distribute comparable products through similar channels.
Global Wealth and Asset Management  In North America, the wealth and asset management market is increasingly dominated by large firms. Across our Asian markets, we operate in very competitive and fragmented markets comprised of global, pan-Asian, and regional wealth and asset managers.
SUSTAINABILITY REPORT AND PUBLIC ACCOUNTABILITY STATEMENT
We report on the environmental, social and governance dimensions of our operations, products and services, as well as our community partnerships, in Manulife’s annual Sustainability Report and Public Accountability Statement.
These reports provide information on priorities and performance and can be found on the Sustainability section of the
Company’s website at www.manulife.com/sustainability.

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In connection with our sustainability efforts, we actively engage with various internationally recognized initiatives and frameworks. Our 2025 MD&A includes disclosures on sustainability matters in the “Strategic Risk - ESG framework"
section, including Manulife’s approach to climate risk. Please also refer to our Sustainability Report, published in the second quarter of each year, for detailed climate risk disclosure and our sustainability performance.
RISK MANAGEMENT
A categorization and explanation of the broad risks facing the Company, Manulife’s risk management strategies for each category, and a discussion of the specific risks and uncertainties to which our business operations and financial condition are subject can be found in the section entitled “Risk Management and Risk Factors” in our 2025 MD&A.
As noted under “Caution Regarding Forward-Looking Statements”, forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in such statements. Strategic risk, market & liquidity risk, credit & investment risk, insurance risk, operational risk, and technology & cyber risk are the six principal categories of risk described in our 2025 MD&A. These risk factors should be considered in conjunction with the other information in this AIF and the documents incorporated by reference herein.
GOVERNMENT REGULATION
As an insurance company, Manulife is subject to regulation and supervision by governmental authorities in the jurisdictions in which it does business. In Canada, the Company is subject to both federal and provincial regulation. In the United States, the Company is primarily regulated by each of the states in which it conducts business and by federal securities laws. The Company’s Asia operations are similarly subject to a variety of regulatory and supervisory regimes in each of the Asian jurisdictions in which the Company operates, which vary in degree of regulation and supervision.
CANADA
Manulife is governed by the ICA. The ICA is administered by, and activities of the Company are supervised by, the
Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), the primary regulator of federal financial institutions. The ICA permits insurance companies to offer, directly or through subsidiaries or through networking arrangements, a broad range of financial services, including banking, investment counseling and portfolio management, mutual funds, trust services, real property brokerage and appraisal, information processing and merchant banking services.
The ICA requires the filing of annual and other reports on the financial condition of the Company, provides for periodic examinations of the Company’s affairs, imposes restrictions on transactions with related parties, and sets forth requirements governing reserves for actuarial liabilities and the safekeeping of assets and other matters. OSFI supervises Manulife on a consolidated basis (including capital adequacy) to ensure that OSFI has an overview of the group’s activities. This includes the ability to review both insurance and non-insurance activities conducted by subsidiaries of Manulife with supervisory power to bring about corrective action.
Capital Requirements
The ICA requires Canadian insurance companies to maintain adequate levels of capital at all times.
Capital requirements for MFC and MLI are governed by the Life Insurance Capital Adequacy Test (“LICAT”)
guideline, with LICAT ratios prepared on a consolidated basis. LICAT uses a risk-based approach to measure and aggregate specified risks to calculate the amount of regulatory capital required to support these risks. It measures the capital adequacy of a life insurer and is one of several indicators used by OSFI to assess a life insurer’s financial condition.  The LICAT ratio compares capital resources to the Base Solvency Buffer, the latter being the risk-based capital requirement determined in accordance with the guideline.

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Capital resources include Available Capital, as well as a Surplus Allowance (equal to the net risk adjustment reported in the financial statements in respect of all insurance contracts other than risk adjustments arising from segregated fund contracts with guarantee risks) and Eligible Deposits (collateral and letters of credit from unregistered reinsurers). Available Capital includes adjusted retained earnings (which as defined in the LICAT guideline includes the contractual service margin), as well as common equity, qualifying preferred shares, qualifying innovative tier 1 instruments, limited recourse capital notes, subordinated debt, contributed surplus, adjusted Accumulated Other
Comprehensive Income (“AOCI”) and the participating account. Under LICAT, certain deductions are made from
Available Capital, including, but not limited to, goodwill, intangible assets, a portion of deferred tax assets, and controlling interests in non-life financial corporations.
The Base Solvency Buffer is equal to the aggregated capital requirements, net of credits for diversification and qualifying participating and adjustable products. The capital requirements cover the following five risk components:
market risk, credit risk, insurance risk, operational risk and segregated funds guarantee risk.
The minimum regulatory LICAT ratio is 90% for MFC and MLI; in addition, MLI is subject to an industry-wide supervisory target of 100%.  OSFI expects each insurance company to establish an internal target capital level that provides a cushion above the regulatory requirements.  This cushion allows for coping with volatility in markets and economic conditions, and enhances flexibility in capital management to consider aspects such as innovations in the industry, consolidation trends and international developments. OSFI may require that a higher amount of capital be available, taking into account such factors as operating experience and diversification of asset or insurance portfolios.
MFC endeavours to manage its business such that LICAT ratios for both MFC and MLI are above their internal targets.  See the section entitled “Capital Management Framework – Regulatory Capital Position” in our 2025 MD&A
for our LICAT ratios.
The ICA provides a wide range of discretionary intervention powers that allow OSFI to intervene to address concerns that may arise with companies.  Capital requirements may be adjusted by OSFI as experience develops, the risk profile of Canadian life insurers changes, or to reflect other risks.
See the section entitled “Risk Management and Risk Factors” in our 2025 MD&A for information about regulatory initiatives and other developments that could impact MFC’s capital position.
Regulated subsidiaries of MFC must maintain minimum levels of capital, which are based on the local capital regime and the statutory accounting basis in each jurisdiction. The Company seeks to maintain capital in excess of the minimum required in all foreign jurisdictions in which the Company does business.
Investment Powers
Under the ICA, Manulife must maintain a prudent portfolio of investments and loans, subject to certain overall limitations on the amount it may invest in certain classes of investments, unless otherwise exempted.
The Canadian federal government’s Bill C-15 An Act to implement certain provisions of the budget tabled in
Parliament on November 4, 2025 proposes to amend the ICA (the “Amendments”) to repeal overall limits on real property, equities and commercial loans and replace these provisions with a new provision that permits OSFI to direct an insurance company to reduce the aggregate value of its interests in real property, equities (other than where the insurance company has a substantial investment (as defined in the ICA)) and commercial loans. OSFI will be permitted to make such an order on the basis of prudential considerations that it considers relevant. The
Amendments are not yet in force.
Additional restrictions (and in some cases, the need for regulatory approvals) limit the types of investments that the
Company can make in excess of 10% of the voting rights or 25% of the equity of a body corporate, or in excess of
25% of the ownership interests of an unincorporated entity, subject to certain available exceptions under the ICA.
4 Accepted actuarial practices means Canadian accepted actuarial practices as established by the Actuarial Standards Board.

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Restrictions on Shareholder Dividends and Capital Transactions
The ICA prohibits the declaration or payment of any dividend on shares of an insurance company if there are reasonable grounds for believing an insurance company does not have adequate capital and adequate and appropriate forms of liquidity, or the declaration or the payment of the dividend would cause the insurance company to be in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent of Financial
Institutions (Canada) (the “Superintendent”). The ICA also requires an insurance company to notify the
Superintendent of the declaration of a dividend at least 15 days prior to the date fixed for its payment. Similarly, the
ICA prohibits the purchase for cancellation of any shares issued by an insurance company, or the redemption of any redeemable shares or other similar capital transactions, if there are reasonable grounds for believing that the company does not have adequate capital and adequate and appropriate forms of liquidity, or the purchase or the payment would cause the company to be, in contravention of any regulation made under the ICA respecting the maintenance of adequate capital and adequate and appropriate forms of liquidity, or any direction made to the company by the Superintendent. These latter transactions would require the prior approval of the Superintendent.
There is currently no direction against MFC or MLI paying a dividend or redeeming or purchasing their shares for cancellation.
Chief Actuary
In accordance with the ICA, the Board of Directors of MFC (the “Board”) has appointed the Chief Actuary who must be a Fellow of the Canadian Institute of Actuaries. The Chief Actuary is required to value the policy liabilities of
Manulife as at the end of each financial year in accordance with accepted actuarial practices4 with such changes as may be determined by the Superintendent and any direction that may be made by the Superintendent, including selection of appropriate assumptions and methods.  The Chief Actuary must make a report in the prescribed form on the valuation including providing an opinion as to whether the consolidated financial statements fairly present the results of the valuation. At least once in each financial year, the Chief Actuary must meet with the Board, or the Audit
Committee, to report, in accordance with accepted actuarial practice and any direction that may be made by the
Superintendent, on the current and expected future financial condition of the Company. The Chief Actuary is also required to report to the President and Chief Executive Officer and the Chief Financial Officer of the Company if the
Chief Actuary identifies any matters that, in the Chief Actuary’s opinion, have material adverse effects on the financial condition of the Company and require rectification.
Prescribed Supervisory Information
The Supervisory Information (Insurance Companies) Regulations made under the ICA prohibit regulated insurance companies, such as MFC and MLI, from disclosing, directly or indirectly, “prescribed supervisory information”, as defined in those regulations. Prescribed supervisory information includes assessments, recommendations, ratings and reports concerning the Company made by or at the request of the Superintendent, orders of the Superintendent with respect to capital and liquidity, certain regulatory actions taken with respect to the Company, prudential agreements between the Company and the Superintendent, and directions of the Superintendent that we cease or refrain from committing, or remedy, unsafe or unsound practices in conducting our business.
Provincial Insurance Regulation
The Company is also subject to provincial regulation and supervision in each province and territory of Canada in which it carries on business. While mainly subject to direct governance by provincial insurance regulation, which is concerned primarily with the form of insurance contracts and the sale and marketing of insurance and annuity products, including the licensing and supervision of insurance agents, the Company is also subject to other provincial regulatory regimes governing general commercial conduct, such as consumer protection and privacy. Insurance sales and agent compensation are also subject to guidelines established by the Canadian Insurance Services

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Regulatory Organization, which have been incorporated into the criteria by which provincial insurance regulators undertake supervision. Individual variable insurance contracts and the underlying segregated funds to which they relate are also subject to guidelines established by the Canadian Life and Health Insurance Association Inc. which have been incorporated into regulation in Ontario, are consistent with guidelines in Quebec adopted under the authority of Québec insurance legislation, and are generally followed by the regulators of all other provinces.  These guidelines govern a number of matters relating to the sale of these products and the administration of the underlying segregated funds. MLI is licensed to transact business in all provinces and territories of Canada.
Provincial/Territorial Securities Laws
The Company’s Canadian investment fund, dealer and asset management businesses are subject to Canadian provincial and territorial securities laws. Manulife Investment Management Limited (“MIML”) is registered as a portfolio manager with the securities commissions in all Canadian provinces and territories, as an investment fund manager in the provinces of Ontario, Newfoundland and Labrador and Québec, as a commodity trading manager in
Ontario, and as a derivatives portfolio manager in Québec. Manulife Investment Management Distributors Inc.
(“MIMDI”) is registered as an exempt market dealer with the securities commissions in all Canadian provinces and territories.  MIML and MIMDI are subject to regulation by the applicable provincial securities regulators. Manulife
Wealth Inc. (“MWI”) is registered under provincial and territorial securities laws to sell investments across Canada and is subject to regulation by the applicable provincial and territorial securities regulators. MWI is regulated by the
Canadian Investment Regulatory Organization. MWI is also registered as a derivatives dealer in Québec.
Consumer Protection for Financial Institution Failure
Assuris was created by the life and health insurance industry in Canada in 1990 to provide Canadian policyholders with protection in the event of the insolvency of their insurance company. Assuris is funded by its member insurance companies, including MLI and Manulife Assurance Company of Canada. Member companies of Assuris are assessed to build and maintain a liquidity fund at a minimum level of $100 million. Members are then primarily subject to assessment on an “as needed” basis.  The assessment base for member companies is calculated using each member’s solvency buffer, subject to adjustments where the member operates in foreign jurisdictions.
The Canadian Investor Protection Fund (“CIPF”) has been created to provide clients with protection, within defined limits, in the event of the insolvency of their investment dealer or their mutual fund dealer. The CIPF is funded by its member investment dealers and mutual fund dealers, including MWI.
The Canada Deposit Insurance Corporation (“CDIC”) is a federal crown corporation created by parliament in 1967 to protect deposits made with member financial institutions in case of their failure. CDIC member institutions, including
Manulife Bank and its subsidiary Manulife Trust Company, fund deposit insurance through premiums paid on the insured deposits that they hold.
UNITED STATES
General Regulation at the State Level
The various states in the United States have laws regulating transactions between insurers and other members of insurance holding company systems. Transactions between the Company’s U.S. domiciled insurance subsidiaries and their affiliates are subject to regulation by the states in which such insurance subsidiaries are domiciled and, for certain limited matters, states in which they transact business. Most states have enacted legislation that requires each insurance holding company and each insurance subsidiary in an insurance holding company system to register with, and be subject to regulation by, the insurance regulatory authority of the insurance subsidiary’s state of domicile. The Company’s principal U.S. life insurance subsidiaries are John Hancock Life Insurance Company
(U.S.A.) (“JHUSA”), John Hancock Life Insurance Company of New York (“JHNY”) and John Hancock Life & Health
Insurance Company (“JHLH”). They are domiciled in Michigan, New York and Massachusetts, respectively.  Under such laws, the insurance subsidiaries are required to annually furnish financial and related information concerning the

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operations of companies within the holding company system that may materially affect the operations, management or financial condition of insurers within the system. These reports are also filed with other insurance departments on request.  In addition, such laws provide that all transactions within an insurance holding company system must be fair and equitable, and following any such transactions, each insurer’s policyholder surplus must be both reasonable in relation to its outstanding liabilities and adequate for its needs.
The laws of the various states also establish regulatory agencies with broad administrative powers, such as the power to approve policy forms, grant and revoke licenses to transact business, regulate trade practices, license agents, require financial statements and prescribe the type and amount of investment permitted. State insurance regulatory authorities regularly make inquiries, hold investigations and administer market conduct examinations with respect to an insurer’s compliance with applicable insurance laws and regulations.
Insurance companies are required to file detailed annual statements with state insurance regulators in each of the states in which they do business and their business and accounts are subject to examination by such regulators at any time. Quarterly statements must also be filed with the state insurance regulator in the insurer’s state of domicile and with the insurance departments of many of the states in which the insurer does business. Insurance regulators may periodically examine an insurer’s financial condition, adherence to statutory accounting practices and compliance with insurance department rules and regulations.
State insurance departments, as part of their routine oversight process, conduct detailed examinations of the books, records and accounts of insurance companies domiciled in their states. These examinations are generally conducted in accordance with the examining state’s laws and the guidelines promulgated by the National Association of
Insurance Commissioners (the “NAIC”), an association of the chief insurance supervisory officials of each state, territory or possession of the United States. Each of the Company’s principal U.S. domiciled insurance subsidiaries is subject to periodic examinations by its respective domiciliary state insurance regulators. The latest published examination reports issued by each such insurance department did not raise any material issues or adjustments.
Investment Powers
The Company’s U.S. domiciled insurance subsidiaries are subject to laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories such as below investment grade bonds and real estate. Failure to comply with these laws and regulations may cause investments exceeding regulatory limitations to be treated as non-admitted assets for the purposes of measuring statutory surplus and in some circumstances would require divestiture of the non-qualifying assets.
Minimum Statutory Surplus and Capital
The Company’s U.S. domiciled life insurance subsidiaries are required to have minimum statutory surplus and capital of various amounts depending on the state in which they are licensed and the types of business they transact.
NAIC IRIS Ratios
The NAIC uses a set of financial relationships or “tests,” known as the Insurance Regulatory Information System
(“IRIS”), which are designed for the early identification of insurance companies which might warrant special attention by insurance regulatory authorities. Insurance companies submit data annually to the NAIC, which in turn analyzes the data utilizing 12 ratios, each with defined “usual ranges.”  Having ratios that fall outside the usual range does not necessarily indicate that a company experienced unfavourable results. An insurance company may fall out of the usual range for one or more ratios because of transactions that are favourable (such as large increases in surplus) or are immaterial or eliminated at the consolidated level. Each company’s ratios are reviewed annually and are assigned a ranking by a team of examiners and financial analysts at the NAIC for the purpose of identifying companies that require immediate regulatory attention. The rankings are not reported to the companies and are only available to regulators.

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Risk-Based Capital Requirements
In order to enhance the regulation of insurer solvency, state regulators have adopted the NAIC model law implementing Risk-Based Capital (“RBC”) requirements for life insurance companies. The requirements are designed to monitor capital adequacy and to raise the level of protection that statutory surplus provides for policyholders.  The model law measures four major areas of risk facing life insurers: (i) the risk of loss from asset defaults and asset fluctuation; (ii) the risk of loss from adverse mortality and morbidity experience; (iii) the risk of loss from mismatching of asset and liability cash flows due to changing interest rates; and (iv) general business risk.  Insurers having less statutory surplus than required by the RBC model formula are subject to varying degrees of regulatory action depending on the level of capital inadequacy. Based on the formula adopted by the NAIC, each of the Company’s
U.S. domiciled insurance company subsidiaries exceeded the RBC capital requirements as at December 31, 2025.
Regulation of Shareholder Dividends and Other Payments from Insurance Subsidiaries
Manulife’s ability to meet debt service obligations and pay operating expenses and shareholder dividends depends on the receipt of sufficient funds from its operating subsidiaries. Our U.S. operating subsidiaries are indirectly owned by MLI. The payment of dividends by JHUSA is subject to restrictions set forth in the insurance laws of Michigan, its domiciliary state.  Similarly, the payment of dividends by JHNY and JHLH is regulated by New York and
Massachusetts insurance laws, respectively. In all three states, regulatory approval is required if proposed shareholder dividend distributions exceed certain thresholds. In addition, general regulations relating to an insurer’s financial condition and solvency may also preclude or restrict the amount of dividends that may be paid by the
Company’s U.S. domiciled insurance subsidiaries.
Federal Securities and Commodity Laws
Certain of the Company’s subsidiaries and certain investment funds, policies and contracts offered by them are subject to regulation under federal securities laws administered by the SEC and under certain state securities laws.
Certain segregated funds of the Company’s insurance subsidiaries are registered as investment companies under the Investment Company Act of 1940, as are certain other funds managed by subsidiaries of the Company.  Interests in segregated funds under certain variable annuity contracts and variable insurance policies issued by the Company’s insurance subsidiaries are also registered under the U.S. Securities Act of 1933. Each of John Hancock Distributors
LLC,  John Hancock Investment Management Distributors LLC and Manulife John Hancock Brokerage Services LLC
is registered as a broker-dealer under the U.S. Securities Exchange Act of 1934 and each is a member of, and subject to regulation by, the Financial Industry Regulatory Authority.
Each of John Hancock Investment Management LLC, Manulife Investment Management (US) LLC, Manulife
Investment Management Timberland and Agriculture Inc., Manulife Investment Management Private Markets (US)
LLC, John Hancock Variable Trust Advisers LLC, Manulife Investment Management (North America) Limited,  John
Hancock Personal Financial Services, LLC and Comvest Credit Advisors, LLC is an investment adviser registered under the U.S. Investment Advisers Act of 1940. Certain investment companies advised or managed by these subsidiaries are registered with the SEC under the Investment Company Act of 1940 and the shares of certain of these entities are qualified for sale in certain states in the United States and the District of Columbia. All aspects of the investment advisory activities of the Company’s subsidiaries are subject to various federal and state laws and regulations in jurisdictions in which they conduct business. These laws and regulations are primarily intended to benefit investment advisory clients and investment company shareholders and generally grant supervisory agencies broad administrative powers, including the power to limit or restrict the carrying on of business for failure to comply with such laws and regulations. In such event, the possible sanctions that may be imposed include the suspension of individual employees, limitations on the activities in which the investment advisor may engage, suspension or revocation of the investment advisor’s registration as an advisor, censure and fines.
The Commodity Exchange Act may regulate certain of the Company’s segregated funds and registered funds as a
“commodity pool”, and certain of the Company’s registered advisers as a “commodity pool operator” or a “commodity trading advisor”.

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State Guaranty Funds
All states of the United States have insurance guaranty fund laws requiring life insurance companies doing business in the state to participate in a guaranty association which, like Assuris in Canada, is organized to protect policyholders against loss of benefits in the event of an insolvency or wind-up of a member insurer. These associations levy assessments (up to prescribed limits) on the basis of the proportionate share of premiums written by member insurers in the lines of business in which the impaired or insolvent insurer is engaged. Assessments levied against the Company in each of the past five years have not been material.
Employee Retirement Income Security Act of 1974 (“ERISA”) Considerations
Employee benefit plans are governed by ERISA and are subject to regulation by the U.S. Department of Labor. As service providers to employee benefit plans, the Company and its subsidiaries may be “parties in interest”, as such term is defined in ERISA and the Internal Revenue Code of 1986, as amended (the “Code”), with respect to such plans. Certain transactions between parties in interest and those plans are prohibited by ERISA and the Code.  If it is determined that the Company or subsidiary is not in compliance with an applicable statutory or administrative exemption, severe penalties and excise taxes could be imposed under ERISA and the Code.
In addition, ERISA imposes duties on fiduciaries to employee benefit plans covered by that law. The Company’s subsidiaries that provide investment management or investment advisory services with respect to plan assets may be deemed to be fiduciaries under ERISA.  Accordingly, the applicable subsidiary must comply with both the fiduciary duty and prohibited transaction rules of ERISA and the Code.  If it is determined that the Company subsidiary has breached its fiduciary duties in providing investment management or advice to a plan, then the Company subsidiary could be liable for restoring any losses to the applicable plan(s).
ASIA
In Asia, local insurance authorities supervise and monitor the Company’s business and financial condition in each of the markets in which the Company operates. The Company is also required to meet specific minimum working and regulatory capital requirements and is subject to regulations governing the investment of such capital in each of these jurisdictions. Hong Kong Special Administrative Region (“Hong Kong”) and Japan are the regulatory jurisdictions governing Manulife’s most significant operations in Asia.
Hong Kong
In Hong Kong, the authority and responsibility for supervision of the insurance industry is vested in the Insurance
Authority (“IA”) under the Insurance Ordinance, Cap. 41 (the “Insurance Ordinance”).
The Chief Executive of the Government of Hong Kong appoints the members of the IA pursuant to the Insurance
Ordinance. The Insurance Ordinance provides that no person shall carry on any insurance business in or from Hong
Kong except a company authorized to do so by the IA, Lloyd’s of the United Kingdom or an association of underwriters approved by the IA. The Insurance Ordinance stipulates certain requirements for authorized insurers, including robust corporate governance, enhanced “fit and proper person” requirements for directors, controllers and several key persons in control functions such as financial control, compliance, risk management, intermediary management, actuary and internal audit, minimum capital and solvency margin requirements, adequate reinsurance arrangement requirements and statutory reporting requirements. The Insurance Ordinance also confers powers of inspection, investigation and intervention on the IA for the protection of policyholders and potential policyholders.
The IA has residual power to appoint an advisor or a manager to any authorized insurer if the IA considers such appointment to be desirable for the protection of policyholders or potential policyholders against the risk that the insurer may be unable to meet its liabilities or to fulfill the reasonable expectations of policyholders or potential policyholders and that, in the IA’s opinion, the exercise of other interventionary powers conferred by the Insurance
Ordinance would not be appropriate to safeguard the interests of policyholders or potential policyholders. In such circumstances, the advisor or manager appointed by the IA will have management control of the insurer.

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In Hong Kong, the Company’s life insurance business was until recently conducted through a branch of a wholly owned Bermuda subsidiary, Manulife (International) Limited ("MIL"). MIL was authorized to carry on the business of
“long-term” insurance by the IA and the Bermuda Monetary Authority. On December 5, 2025, MIL, pursuant to the newly introduced re-domiciliation regime in Hong Kong and upon obtaining all requisite approvals from the respective governments and regulatory bodies, discontinued in Bermuda and re-domiciled to Hong Kong as a Hong Kong company. Upon re-domiciliation, MIL is no longer under supervision of the Bermuda Monetary Authority, and its status as a wholly owned indirect subsidiary of MFC and an authorized insurer under the regulatory remit of the IA remains unchanged. MIL continues to be authorized by the IA to carry on the business of "long-term" insurance.
Long-term insurance companies are required under the Insurance Ordinance to maintain certain capital requirements. The prescribed capital amount is based on the risk capital amounts for its risk exposures to market risk, life insurance risk, counterparty default risk, operational risk and other risk(s) if applicable, as prescribed under the Insurance (Valuation and Capital) Rules (Cap.41R), enacted pursuant to the Insurance Ordinance. For a long-
term insurance company, the value of its assets must not be less than the amount of its liabilities by the prescribed capital amount, subject to a minimum of Hong Kong $20 million. Compliance with the capital requirements is reported quarterly to the IA. Currently, all capital requirements are being met.
Investment managers and distributors in Hong Kong, including Manulife Investment Management (Hong Kong)
Limited (entity and staff)(“MIMHK”), and the sale of mutual funds and the issuance of advertisements, invitations or documents in relation to collective investment schemes which contain an invitation to acquire an interest (products and selling) are highly regulated and are subject to Hong Kong securities laws as administered by the Securities and
Futures Commission (“SFC”). The promotion and sale of pension schemes fund products is undertaken by MIL as the scheme sponsor (known as MPF Scheme Provider), with Manulife Provident Funds Trust Company Limited as the
MPF approved trustee, and all such activities are subject to the supervision of the Mandatory Provident Fund
Schemes Authority (“MPFA”) and the IA. Management of the relevant pension funds is undertaken by MIMHK as investment manager, which is subject to the supervision of the MPFA and the SFC. The sales of  long term insurance policies, investment-linked assurance, group life and health products and Qualifying Deferred Annuity Products are subject to the supervision of the IA. Investment-linked assurance is also subject to supervision by the SFC. The sale of Voluntary Health Insurance Scheme products is subject to the regulatory scrutiny of the Food and Health Bureau of the Hong Kong Government. MIL also conducts long term insurance business and pension business in the Macau
Special Administrative Region and is regulated by the Monetary Authority of Macau.
Japan
Life insurance companies in Japan, including Manulife Life Insurance Company (“Manulife Japan”), are governed by the Insurance Business Law and the regulations issued thereunder (the “IB Law”). The IB Law sets out a comprehensive regulatory regime for Japanese life insurers, including such matters as capital and solvency requirements, powers of regulatory intervention, new insurance products and restrictions on shareholder dividends and distributions.  The administration and application of the IB Law is supervised by the Financial Services Agency
(“FSA”). The IB Law provides for certain rules with respect to the approval of new insurance products and the setting of premium levels.
The IB Law includes obligations relating to sales of insurance products such as understanding customers’ intentions and provision of relevant information to customers, as well as agencies’ obligation to develop their own control frameworks including the non-exclusive agencies’ obligation to recommend a product based on a comparison with similar products.
The FSA published Principles for Customer-Oriented Business Operations that recommend financial institutions, including insurers, among others, take the following actions:
(i) develop and make public a policy for a customer-oriented business; (ii) provide thorough disclosure of detailed fees and expenses of financial products to customers; (iii) provide important information in an easy to understand

Page | 16
manner; and (iv) provide services suited to each customer. Manulife Japan established a policy known as a
“Customer Promise” and made it public on its website.
Investment managers in Japan, including Manulife Investment Management (Japan) Limited, are governed by the
Financial Instruments and Exchange Act (Japan), and the regulations issued thereunder (the “FIEA”). The FIEA sets out a comprehensive regulatory regime for investment managers that do business in Japan, including the registration requirement for investment managers, filing requirements for public offerings of investment trusts, behaviour regulations and other matters. Persons who conduct investment management business in Japan (management of investment trusts and/or discretionary investment management business) must be registered with the FSA under the
FIEA. The registered investment managers are supervised by the FSA or local financial bureaus. The Investment
Trust and Investment Corporation Act (Japan) provides structural requirements for investment trust funds organized within Japan and also governs managers of such domestic investment trusts.
Restrictions on Shareholder Dividends
In Asia, insurance and company laws in the jurisdictions in which the Company operates provide for specific restrictions on the payment of shareholder dividends and other distributions by the Company’s subsidiaries, or impose solvency or other financial tests, which could affect the ability of these subsidiaries to pay dividends in certain circumstances.
GENERAL DESCRIPTION OF CAPITAL STRUCTURE
The following summarizes certain provisions of MFC’s common shares, preferred shares and limited recourse capital notes. This summary is qualified in its entirety by MFC’s by-laws and the actual terms and conditions of such securities.
MFC has authorized share capital consisting of an unlimited number of common shares (“Common Shares”), an unlimited number of Class A Shares (“Class A Shares”), an unlimited number of Class B Shares (“Class B Shares”)
and an unlimited number of Class 1 Shares (“Class 1 Shares”) (collectively, the Class A Shares, Class B Shares and
Class 1 Shares are “Preferred Shares”).
5On February 17, 2021, 2,000,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 27 were issued to the Limited Recourse
Trustee, Computershare Trust Company of Canada, in connection with MFC’s Limited Recourse Capital Notes Series 1. These shares are not listed on the Toronto Stock Exchange (the “TSX”).
6 On November 10, 2021, 1,200,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 28 were issued to the Limited Recourse
Trustee, Computershare Trust Company of Canada, in connection with MFC’s Limited Recourse Capital Notes Series 2. These shares are not listed on the TSX.
7 On June 14, 2022, 1,000,000 Non-Cumulative Fixed Rate Reset Class 1 Shares Series 29 were issued to the Limited Recourse Trustee,
Computershare Trust Company of Canada, in connection with MFC’s Limited Recourse Capital Notes Series 3. These shares are not listed on the TSX.

Page | 17
As of December 31, 2025, MFC had the following Common Shares, Class A Shares and Class 1 Shares issued:

Common Shares	1,677,180,680
Class A Shares Series 2	14,000,000
Class A Shares Series 3	12,000,000
Class 1 Shares Series 3	6,537,903
Class 1 Shares Series 4	1,462,097
Class 1 Shares Series 9	10,000,000
Class 1 Shares Series 11	8,000,000
Class 1 Shares Series 13	8,000,000
Class 1 Shares Series 15	8,000,000
Class 1 Shares Series 17	14,000,000
Class 1 Shares Series 19	10,000,000
Class 1 Shares Series 25	10,000,000
Class 1 Shares Series 27[5]	2,000,000
Class 1 Shares Series 28[6]	1,200,000
Class 1 Shares Series 29[7]	1,000,000
MFC has authorized but not issued Class 1 Shares Series 10, Class 1 Shares Series 12, Class 1 Shares Series 14,
Class 1 Shares Series 16, Class 1 Shares Series 18, Class 1 Shares Series 20, and Class 1 Shares Series 26.
Certain Provisions of the Class A Shares as a Class
The following is a summary of certain provisions attaching to the Class A Shares as a class.
Priority
Each series of Class A Shares ranks on a parity with every other series of Class A Shares and every series of
Class 1 Shares with respect to dividends and return of capital. The Class A Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class A Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.
Certain Provisions of the Class B Shares as a Class
The following is a summary of certain provisions attaching to the Class B Shares as a class.
Priority
Each series of Class B Shares ranks on a parity with every other series of Class B Shares with respect to dividends and return of capital. The Class B Shares shall rank junior to the Class A Shares and the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its

Page | 18
shareholders for the specific purpose of winding up its affairs, but the Class B Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Class B Shares with respect to priority in payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.
Certain Provisions of the Class 1 Shares as a Class
The following is a summary of certain provisions attaching to the Class 1 Shares as a class.
Priority
Each series of Class 1 Shares ranks on a parity with every other series of Class 1 Shares and every series of
Class A Shares with respect to dividends and return of capital. The Class 1 Shares shall be entitled to a preference over the Class B Shares, the Common Shares and any other shares ranking junior to the Class 1 Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, whether voluntary or involuntary, or any other distribution of the assets of MFC among its shareholders for the specific purpose of winding up its affairs.
Certain Provisions Common to the Class A Shares, Class B Shares and Class 1 Shares
The following is a summary of certain provisions attaching to the Class A Shares as a class, to the Class B Shares as a class and to the Class 1 Shares as a class.
Directors’ Right to Issue in One or More Series
The Class A Shares, Class B Shares and Class 1 Shares may be issued at any time and from time to time in one or more series. Before any shares of a series are issued, the Board shall fix the number of shares that will form such series, if any, and shall, subject to any limitations set out in the by-laws of MFC or in the ICA, determine the designation, rights, privileges, restrictions and conditions to be attached to the Class A Shares, Class B Shares or
Class 1 Shares as the case may be, of such series, the whole subject to the filing with OSFI of the particulars of such series, including the rights, privileges, restrictions and conditions determined by the Board.
Summaries of the terms for each series of the Class A Shares and Class 1 Shares that have been issued or authorized for issuance are contained in the prospectuses relating to such shares, which are available on SEDAR+.
Voting Rights of Preferred Shares
Except as hereinafter referred to or as required by law or as specified in the rights, privileges, restrictions and conditions attached from time to time to any series of Class A Shares, Class B Shares or Class 1 Shares, the holders of such Class A Shares, Class B Shares or Class 1 Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of MFC.
Amendment with Approval of Holders of Preferred Shares
The rights, privileges, restrictions and conditions attached to each of the Class A Shares, Class B Shares and Class
1 Shares as a class may be added to, changed or removed but only with the approval of the holders of such class of
Preferred Shares given as hereinafter specified.
Approval of Holders of Preferred Shares
The approval of the holders of a class of Preferred Shares to add to, change or remove any right, privilege, restriction or condition attaching to such class of Preferred Shares as a class or in respect of any other matter requiring the consent of the holders of such class of Preferred Shares may be given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution signed by all the holders of such class of Preferred Shares or passed by the affirmative vote of at least two-thirds (2/3) of the votes cast at a meeting of the holders of such class of Preferred Shares duly called for that purpose. Notwithstanding any other condition or

Page | 19
provision of any class of Preferred Shares, the approval of the holders of any class, voting separately as a class or series, is not required on a proposal to amend the by-laws of MFC to:
(i)increase or decrease the maximum number of authorized Class A Shares, Class B Shares or Class 1
Shares, as the case may be, or increase the maximum number of authorized shares of a class of shares having rights or privileges equal or superior to such class of Preferred Shares;
(ii)effect the exchange, reclassification or cancellation of all or any part of the Class A Shares, Class B Shares or Class 1 Shares, as the case may be; or
(iii)create a new class of shares equal to or superior to the Class A Shares, the Class B Shares or the Class 1
Shares, as the case may be.
The formalities to be observed with respect to the giving of notice of any such meeting or any adjourned meeting, the quorum required therefor and the conduct thereof shall be those from time to time required by the ICA as in force at the time of the meeting and those, if any, prescribed by the by-laws or the administrative resolutions of MFC with respect to meetings of shareholders. On every poll taken at every meeting of the holders of a class of Preferred
Shares as a class, or at any joint meeting of the holders of two or more series of a class of Preferred Shares, each holder of such class of Preferred Shares entitled to vote thereat shall have one vote in respect of each relevant
Preferred Share held.
Certain Provisions of the Common Shares as a Class
The authorized common share capital of MFC consists of an unlimited number of Common Shares without nominal or par value. Each holder of Common Shares is entitled to receive notice of and to attend all meetings of the shareholders of MFC and is entitled to one vote for each share held except for meetings at which only holders of another specified class or series of shares of MFC are entitled to vote separately as a class or series. The holders of
Common Shares are entitled to receive dividends as and when declared by the Board, subject to the preference of the holders of Class A Shares, Class B Shares, Class 1 Shares and any other shares ranking senior to the Common
Shares with respect to priority in payment of dividends. After payment to the holders of Class A Shares, Class B
Shares, Class 1 Shares and any other shares ranking senior to Common Shares with respect to priority in the distribution of assets in the event of the liquidation, dissolution or winding-up of MFC, the holders of Common Shares shall be entitled to receive prorated the net assets of MFC remaining, after the payment of all creditors and liquidation preferences, if any, that pertain to shareholders.
Description of the Limited Recourse Capital Notes
MFC has outstanding $2,000,000,000 of 3.375% Limited Recourse Capital Notes Series 1 (Subordinated
Indebtedness) due June 19, 2081 (the “Series 1 Notes”); $1,200,000,000 of 4.10% Limited Recourse Capital Notes
Series 2 (Subordinated Indebtedness) due March 19, 2082 (the “Series 2 Notes”); and $1,000,000,000 of 7.117%
Limited Recourse Capital Notes Series 3 (Subordinated Indebtedness) due June 19, 2082 (the “Series 3 Notes” and
collectively with the Series 1 Notes and the Series 2 Notes, the “Notes”) which are classified as equity in our 2025
Consolidated Financial Statements.
Certain Provisions of the Limited Recourse Capital Notes
The following is a summary of certain provisions attaching to the Notes as a class.
Priority
The Notes are direct, subordinated, unsecured indebtedness of MFC and will rank subordinate to all of MFC’s policy liabilities and all other indebtedness (including all of MFC’s other unsecured and subordinated indebtedness) from time to time issued and outstanding, except for such indebtedness which by its terms ranks equally in right of payment with, or is subordinate to, the Notes.

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Limited Recourse
In the event of non-payment by MFC of the principal amount of, interest on, or redemption price for, the Notes when due, the sole recourse of each holder of the Notes shall be limited to the assets held in respect of the Notes by
Computershare Trust Company of Canada, as trustee (the “Limited Recourse Trustee”) of Manulife LRCN Limited
Recourse Trust (the “Limited Recourse Trust”) from time to time (“Corresponding Trust Assets”).  As of the date hereof, the Corresponding Trust Assets in respect of the Series 1 Notes consist of 2,000,000 Class 1 Shares Series
27, the Corresponding Trust Assets in respect of the Series 2 Notes consist of 1,200,000 Class 1 Shares Series 28 and the Corresponding Trust Assets in respect of the Series 3 Notes consist of 1,000,000 Class 1 Shares Series 29.
DIVIDENDS
The declaration and payment of dividends and the amount thereof is subject to the discretion of the Board and is dependent upon the results of operations, financial condition, cash requirements and future prospects of, and regulatory restrictions on the payment of dividends by, the Company and other factors deemed relevant by the Board.
Since MFC is a holding company that conducts all of its operations through regulated insurance subsidiaries (or companies owned directly or indirectly by these subsidiaries), its ability to pay future dividends will depend on the receipt of sufficient funds from its regulated insurance subsidiaries. These subsidiaries are also subject to certain regulatory restrictions under laws in Canada, the United States and certain other countries that may limit their ability to pay dividends or make other upstream distributions. MFC has paid the following cash dividends in the period from
January 1, 2023 to December 31, 2025:

Type of Shares	2025	2024	2023
Common Shares	$1.7600	$1.6000	$1.4600
Preferred Shares
Class A Shares Series 2	$1.1625	$1.1625	$1.1625
Class A Shares Series 3	$1.1250	$1.1250	$1.1250
Class 1 Shares Series 3	$0.5870	$0.5870	$0.5870
Class 1 Shares Series 4	$1.0010	$1.5578	$1.4946
Class 1 Shares Series 9	$1.4945	$1.4945	$1.4945
Class 1 Shares Series 11	$1.5398	$1.5398	$1.4505
Class 1 Shares Series 13	$1.5875	$1.5875	$1.2245
Class 1 Shares Series 15	$1.4438	$1.1951	$0.9465
Class 1 Shares Series 17	$1.3855	$0.9500	$0.9500
Class 1 Shares Series 19	$1.2923	$0.9188	$0.9188
Class 1 Shares Series 25	$1.4855	$1.4855	$1.3303
Class 1 Shares Series 27	-	-	-
Class 1 Shares Series 28	-	-	-
Class 1 Shares Series 29	-	-	-
Until revoked, the Limited Recourse Trustee of the Limited Recourse Trust has waived its right to receive any and all dividends on the Class 1 Shares Series 27, the Class 1 Shares Series 28, and the Class 1 Shares Series 29. Until
such waiver is revoked by the Limited Recourse Trustee of the Limited Recourse Trust, no dividends are expected to be declared or paid on the Class 1 Shares Series 27, the Class 1 Shares Series 28 or the Class 1 Shares Series 29.
The 2025, 2024 and 2023  dividends on the Common Shares, the Class A Shares and the Class 1 Shares were paid quarterly in March, June, September and December.

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CONSTRAINTS ON OWNERSHIP OF SHARES
The ICA contains restrictions on the purchase or other acquisition, issue, transfer and voting of the shares of MFC.
Pursuant to these restrictions, no person is permitted to acquire any shares of MFC if the acquisition would cause the person to have a “significant interest” in any class of shares of MFC, unless the prior approval of the Minister of
Finance (Canada) is obtained. The restrictions also prohibit any person from becoming a “major shareholder” of
MFC. In addition, MFC is not permitted to record in its securities register any transfer or issue of shares if the transfer or issue would cause the person to breach the ownership restrictions. For these purposes, a person has a significant interest in a class of shares of MFC where the aggregate of any shares of that class beneficially owned by that person, any entity controlled by that person and by any person associated or acting jointly or in concert with that person exceeds 10% of all the outstanding shares of that class of shares of MFC. A person is a major shareholder if the aggregate of any shares in a class of voting shares held by that person and by any entity controlled by that person exceeds 20% of the outstanding shares of that class, or, for a class of non-voting shares, a holding exceeds
30% of that class. If a person contravenes any of these restrictions, the Minister of Finance (Canada) may, by order, direct such person to dispose of all or any portion of those shares. In addition, the ICA prohibits life insurance companies, including MFC, from recording in their securities register a transfer or issue of any share to His Majesty in right of Canada or of a province, an agent or agency of His Majesty, a foreign government or an agent or agency of a foreign government and provides further that no person may exercise the voting rights attached to those shares of an insurance company.  The ICA exempts from such constraints certain foreign financial institutions which are controlled by foreign governments and eligible agents provided certain conditions are satisfied.
Under applicable insurance laws and regulations in Michigan, New York and Massachusetts, no person may acquire control of any of the Company’s insurance company subsidiaries domiciled in any such state without obtaining prior approval of such state’s insurance regulatory authority. Under applicable laws and regulations, any person acquiring, directly or indirectly, 10% or more of the voting securities of any other person is presumed to have acquired “control”
of such person. Thus, any person seeking to acquire 10% or more of the voting securities of MFC must obtain the prior approval of the insurance regulatory authorities in certain states including Michigan, Massachusetts and New
York, or must demonstrate to the relevant insurance regulator’s satisfaction that the acquisition of such securities will not give them control of MFC. Under state law, the failure to obtain such prior approval would entitle MFC or the insurance regulatory authorities to seek judicial injunctive relief, including enjoining the proposed acquisition or the voting of the acquired securities at any meeting of shareholders.
RATINGS
Credit rating agencies publish credit ratings, which are indicators of an issuer’s ability to meet the terms of its obligations in a timely manner and are important factors in a company’s overall funding profile and ability to access external capital.
Ratings are important factors in establishing the competitive position of insurance companies, maintaining public confidence in products being offered, and determining the cost of capital. A ratings downgrade, or the potential for such a downgrade, could adversely affect our operations and financial condition.  Some effects of a downgrade include an increase in our cost of capital and limit in our access to the capital markets, causing some of our existing liabilities to be subject to acceleration, additional collateral support, changes in terms or additional financial obligations, the termination of our relationships with broker-dealers, banks, agents, wholesalers and other distributors of our products and services, an unfavourable impact on our ability to execute on our hedging strategy, a material increase in the number of surrenders, for all or a portion of the net cash values, by the owners of policies and contracts we have issued, and a material increase in the number of withdrawals by policyholders of cash values from their policies, and a reduction in new sales.
The following table summarizes, by type of securities, the ratings and ranking that MFC has received from select independent rating organizations as at February 5, 2026.  Note that some of the rating organizations may not have assigned ratings to all classes or series of instruments under each security type.

Page | 22

	AM Best Company (“AM Best”)		DBRS Limited & affiliated entities (“Morningstar DBRS”)		Fitch Ratings Inc. (“Fitch”)		S&P Global Ratings (“S&P”)
Securities	Rating	Rank	Rating	Rank	Rating	Rank	Rating	Rank
Medium Term Notes and Senior Debt	a-	7 of 21	A (high)	5 of 22	A	6 of 21	A	6 of 22
Subordinated Debt	bbb+	8 of 21	A	6 of 22	A-	7 of 21	A-	7 of 22
Limited Recourse Capital Notes	bbb+	8 of 21	A (low)	7 of 22	BBB	9 of 21	BBB+	8 of 22
Preferred Shares	bbb	9 of 21	Pfd-2 (high)	4 of 16	BBB	9 of 21	P-2 (High) / BBB+	4 of 18, 6 of 20
The security ratings accorded by the rating organizations are not a recommendation to purchase, hold or sell these securities and may be subject to revision or withdrawal at any time by the rating organizations. Security ratings are intended to provide investors with an independent measure of the credit quality of an issue of securities. The
Company provides certain rating agencies with confidential, in-depth information in support of the rating process.
The Company has paid customary rating fees to Morningstar DBRS, Fitch and S&P in connection with some or all of the above-mentioned ratings. In addition, the Company has made customary payments in respect of certain other services provided to MFC by each of AM Best, Morningstar DBRS, Fitch, and S&P during the last two years.
The descriptions of the ratings below are sourced from public information as disclosed by each rating agency.
AM Best Ratings
AM Best assigns ratings for debt and preferred shares in a range from “aaa” to “c”. These ratings provide an opinion of an entity’s ability to meet ongoing financial obligations to security holders when due, and reflects the risk that an issuer may not meet its contractual obligations.  The modifiers plus (+) or minus (-) may be appended to a rating to denote a gradation within the category to indicate whether credit quality is near the top or bottom of a particular rating category. The company’s rating outlooks may be positive, stable, or negative, indicating the potential future direction a rating may move over a 36-month period. The Company’s current rating outlook is stable.
MFC’s Medium Term Notes and Senior Debt have been assigned an “a-” rating, which denotes an excellent ability to meet the terms of the obligation.
MFC’s Subordinated Debt and Limited Recourse Capital Notes have been assigned a “bbb+” rating, which denotes a good ability to meet the terms of the obligation; however, the issue is more susceptible to changes in economic or other conditions.
MFC’s Class A Shares and Class 1 Shares have been assigned a “bbb” rating, which denotes a good ability to meet the terms of the obligation; however, the issue is more susceptible to changes in economic or other conditions.
Morningstar DBRS Ratings
Morningstar DBRS assigns ratings for long-term obligations in a range from “AAA” to “D”. The scale provides an opinion on the risk that an issuer will fail to satisfy its financial obligations in accordance with the terms under which an obligation has been issued. Morningstar DBRS assigns ratings for preferred shares in a range from “Pfd-1” to “D”.
The Morningstar DBRS preferred share rating scale is used in the Canadian securities market and is meant to give an indication of the risk that a borrower will not fulfill its full obligations with respect to both dividend and principal

Page | 23
commitments. Every Morningstar DBRS rating is based on quantitative and qualitative considerations relevant to the borrowing entity. Some rating categories are denoted by the subcategories “high” and “low”. The absence of either a
“high” or “low” designation indicates the rating is in the middle of the category.  The company’s rating is appended with one of three rating trends: “Positive”, “Stable”, or “Negative”. The Company’s current rating trend is stable.
MFC’s Medium Term Notes and Senior Debt have been assigned an “A (high)” rating, while MFC’s Subordinated
Debt has been assigned an “A” rating and MFC’s Limited Recourse Capital Notes have been assigned an “A (low)”
rating.  An obligation rated “A (high)”, “A” or “A (low)” is of good credit quality, where the capacity for the payment of financial obligations is substantial, but of lesser credit quality than “AA”. The Company may be vulnerable to future events, but qualifying negative factors are considered manageable.
MFC’s Class A Shares and Class 1 Shares have been assigned a “Pfd-2 (high)” rating as they are considered to be of good credit quality. Protection of dividends and principal is still substantial, but earnings, the balance sheet and coverage ratios are not as strong as “Pfd-1” rated companies.
Fitch Ratings
Fitch assigns ratings for debt and preferred shares in a range from “AAA” to “C” and these ratings provide an opinion on the relative ability of an entity to meet its financial commitments. These ratings are used by investors as indications of the likelihood of receiving the money owed to them in accordance with the terms on which they invested. These ratings do not directly address any risk other than credit risk. In particular, ratings do not deal with the risk of a market value loss on a rated security due to changes in interest rates, liquidity and other market considerations. The modifiers “+” or “-” may be appended to a rating to denote relative status within major rating categories. The company’s rating outlook indicates the direction a rating is likely to move over a one- to two-year period. Rating outlooks may be positive, stable, negative or evolving. The Company’s current rating outlook is stable.
MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating, while MFC's Subordinated Debt has been assigned an "A-" rating. These ratings denote expectations of low credit risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings.
MFC’s Limited Recourse Capital Notes and MFC’s Class A Shares and Class 1 Shares have been assigned a “BBB”
rating. This rating indicates that expectations of credit risk are currently low. The capacity for payment of financial commitments is considered adequate but adverse business or economic conditions are more likely to impair this capacity.
S&P Ratings
S&P assigns ratings for long-term obligations in a range from “AAA” to “D”. These ratings provide a forward-looking opinion about the creditworthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). S&P’s long-term issue credit ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
S&P assigns ratings for Canadian preferred shares in a range from “P-1” to “D” and these ratings are a forward-
looking opinion about the creditworthiness of an obligor with respect to a specific preferred share obligation issued in the Canadian market, relative to preferred shares issued by other issuers in the Canadian market. There is a direct correspondence between the specific ratings assigned on the Canadian preferred share scale and the various rating levels on the global debt rating scale of S&P. It is the practice of S&P to present an issuer’s preferred share ratings on both the global ratings scale and the Canadian national scale when listing the ratings for a particular issuer.
S&P’s Canadian scale preferred share ratings may be modified by the addition of “High” or “Low” to show relative

Page | 24
standing within the major rating categories. S&P’s global scale preferred share ratings may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.
The company’s rating outlook may be positive, negative, stable, or developing. The Company’s current rating outlook is stable.
MFC’s Medium Term Notes and Senior Debt have been assigned an “A” rating, while its Subordinated Debt has been assigned an “A-” rating. An obligation rated “A” or “A-” is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories, however, the obligor’s capacity to meet its financial commitment on the obligation is still strong.
MFC’s Limited Recourse Capital Notes have been assigned a “BBB+” rating while MFC’s Class A Shares and Class
1 Shares have been assigned a “P-2 (High)” rating on the Canadian scale (which corresponds to a “BBB+” rating on the global scale). Obligations rated “BBB+” or “P-2 (High)” exhibit adequate protection parameters; however, adverse economic conditions or changing circumstances are more likely to weaken the obligor's capacity to meet its financial commitment on the obligation.
MARKET FOR SECURITIES
MFC’s Common Shares are listed for trading under the symbol “MFC” on the Toronto Stock Exchange (“TSX”), the
New York Stock Exchange (“NYSE”), and the Philippine Stock Exchange and under “0945” on The Stock Exchange of Hong Kong Limited. The Class A Shares Series 2 and Class A Shares Series 3 preferred shares are listed for trading on the TSX under the symbols “MFC.PR.B” and “MFC.PR.C”, respectively. The Class 1 Shares Series 3,
Class 1 Shares Series 4, Class 1 Shares Series 9, Class 1 Shares Series 11, Class 1 Shares Series 13, Class 1
Shares Series 15, Class 1 Shares Series 17, Class 1 Shares Series 19 and Class 1 Shares Series 25 preferred shares are listed for trading on the TSX under the symbols “MFC.PR.F”, “MFC.PR.P”, “MFC.PR.I”, “MFC.PR.J”,
“MFC.PR.K”, “MFC.PR.L”, “MFC.PR.M”, “MFC.PR.N” and “MFC.PR.Q”, respectively.
Trading Price and Volume
The following table sets out the intra-day price range and trading volume of the Common Shares on the TSX and the
NYSE for the period indicated.

2025	TSX			NYSE
	High (C$)	Low (C$)	Volume (000s)	High (U.S.$)	Low (U.S.$)	Volume (000s)
January	44.80	42.38	73,451	31.22	29.43	7,971
February	46.01	41.06	162,513	32.42	28.10	9,533
March	45.46	40.77	193,494	31.76	28.18	11,397
April	46.37	36.93	140,881	32.38	25.92	14,727
May	44.99	41.88	247,621	32.17	30.24	10,544
June	44.50	41.52	179,936	32.51	30.42	11,136
July	43.61	41.14	110,542	32.09	30.05	10,871
August	43.14	41.08	166,850	31.39	29.70	10,746
September	44.54	41.64	126,780	32.35	30.20	9,012
October	46.24	43.05	107,240	33.04	30.92	9,365
November	49.85	45.32	147,207	35.50	32.24	10,155
December	50.50	48.25	119,464	36.91	34.82	12,245

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The following tables set out the intra-day price range and trading volume of the Class A Shares Series 2 and Series 3 preferred shares and the Class 1 Shares Series 3, Series 4, Series 9, Series 11, Series 13, Series 15, Series 17,
Series 19, and Series 25 preferred shares on the TSX for the period indicated.

2025	TSX – Class A Shares Series 2			TSX – Class A Shares Series 3
	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	20.92	19.76	203	20.40	19.69	202
February	21.55	20.67	78	21.41	20.09	188
March	21.55	20.24	147	21.28	20.11	132
April	20.78	19.35	115	20.46	19.07	83
May	20.93	19.97	130	20.53	19.33	107
June	20.96	20.30	67	20.55	19.85	188
July	22.30	20.51	116	21.78	20.00	307
August	22.22	21.52	192	21.98	21.20	116
September	22.18	21.49	60	21.85	21.16	49
October	22.77	21.50	77	22.71	21.28	60
November	22.76	21.65	131	22.69	21.31	47
December	22.78	21.75	143	22.94	21.63	80

2025	TSX – Class 1 Shares Series 3			TSX – Class 1 Shares Series 4
	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	18.38	16.85	168	18.84	17.00	37
February	17.98	17.31	129	18.70	17.45	16
March	17.30	16.35	66	18.20	16.86	10
April	16.45	14.91	56	17.49	15.55	16
May	16.98	15.40	67	17.25	16.00	15
June	17.93	16.93	48	18.07	17.25	3
July	19.46	17.57	133	18.67	18.00	22
August	18.51	18.02	118	19.20	18.10	5
September	18.43	17.87	100	18.60	18.00	4
October	18.46	17.92	55	18.45	18.00	3
November	18.46	17.88	63	18.30	18.00	15
December	19.06	18.40	63	19.00	18.10	9

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2025	TSX – Class 1 Shares Series 9			TSX – Class 1 Shares Series 11
	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	25.09	24.61	98	25.10	24.56	84
February	24.95	24.60	87	25.02	24.35	76
March	25.10	24.54	149	24.80	24.27	143
April	25.11	22.75	98	24.75	22.55	175
May	24.95	24.16	233	25.04	24.26	81
June	25.18	24.60	85	25.25	24.78	41
July	25.70	25.18	97	25.85	25.20	55
August	26.21	25.10	64	25.60	25.07	29
September	25.55	25.19	42	25.53	25.13	79
October	25.94	25.30	75	25.72	25.25	116
November	25.93	25.24	151	25.72	24.82	72
December	25.74	25.27	102	25.68	24.98	75

2025	TSX – Class 1 Shares Series 13			TSX – Class 1 Shares Series 15
	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	24.64	24.20	172	23.40	22.97	181
February	24.30	24.06	124	23.37	22.90	114
March	24.20	23.35	119	23.45	22.48	139
April	23.90	22.51	177	22.70	19.91	76
May	24.50	23.69	172	22.85	21.60	95
June	24.88	24.20	52	24.49	22.60	85
July	25.15	24.85	99	24.65	23.68	127
August	25.00	24.52	80	24.50	23.75	124
September	25.19	24.54	107	24.20	24.00	35
October	25.15	24.76	203	24.63	23.89	69
November	25.43	24.81	132	24.99	24.18	304
December	25.99	25.00	41	24.92	24.38	170

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2025	TSX – Class 1 Shares Series 17			TSX – Class 1 Shares Series 19
	High (C$)	Low (C$)	Volume (000s)	High (C$)	Low (C$)	Volume (000s)
January	23.44	22.71	175	23.17	21.61	196
February	23.04	22.77	66	22.59	21.53	227
March	23.59	22.47	150	22.45	21.81	79
April	23.30	20.75	95	22.58	20.00	55
May	23.30	21.80	321	21.98	20.95	18
June	23.75	22.80	134	22.74	21.68	105
July	25.08	23.49	111	24.49	22.66	170
August	24.68	23.68	128	24.33	23.34	245
September	24.38	23.79	169	23.87	23.49	209
October	24.61	23.74	179	24.28	23.60	91
November	24.90	24.08	323	24.52	23.96	210
December	25.00	24.65	132	24.74	24.18	210

2025	TSX – Class 1 Shares Series 25
	High (C$)	Low (C$)	Volume (000s)
January	24.79	24.32	116
February	24.47	24.02	89
March	25.00	23.76	75
April	24.60	22.20	65
May	24.59	23.23	47
June	25.00	24.20	194
July	25.55	24.97	96
August	25.64	24.91	115
September	25.25	24.75	72
October	25.55	25.00	109
November	25.65	25.05	40
December	26.14	25.33	76
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
In connection with the issuances of the Series 1 Notes, Series 2 Notes and the Series 3 Notes, the Class 1 Shares
Series 27, Class 1 Shares Series 28 and the Class 1 Shares Series 29, respectively, were issued to and are held in the Limited Recourse Trust and are restricted from being transferred, except to holders of the Series 1 Notes, the
Series 2 Notes or the Series 3 Notes, respectively, in respect of certain events. See “General Description of Capital
Structure – Certain Provisions of the Limited Recourse Capital Notes” above.

Page | 28

Designation of class	Number of securities held in escrow or that are subject to a contractual restriction on transfer	Percentage of class
Class 1 Shares Series 27	2,000,000	2.49%
Class 1 Shares Series 28	1,200,000	1.50%
Class 1 Shares Series 29	1,000,000	1.25%
DIRECTORS AND EXECUTIVE OFFICERS
DIRECTORS
The by-laws of MFC provide that the Board shall consist of a minimum of seven and a maximum of 30 Directors, with the exact number of Directors to be elected at any annual meeting of MFC to be fixed by the Directors prior to such annual meeting.
The following table sets forth the Directors of MFC, as of January 1, 2026, and for each Director, their place of residence, principal occupation, years as a director and membership on Board committees.
Each Director is elected for a term of one year, expiring at the close of the next annual meeting of the Company. The next annual meeting will occur on May 14, 2026.

Page | 29

Name and Residence	Principal Occupation	Director Since	Board Committee Membership (1)
Donald R. Lindsay British Columbia, Canada	Chair of the Board, MFC and MLI (2)	August 2010	CGNC(3)
Philip J. Witherington Ontario, Canada	President and Chief Executive Officer, MFC and MLI (4)	May 2025	N/A (4)
Nicole S. Arnaboldi Connecticut, United States	Partner, Oak Hill Capital Management, LLC (private equity company) (5)	June 2020	MRCC (Chair) Risk
Guy L.T. Bainbridge Edinburgh, UK	Corporate Director	August 2019	Audit (Chair) CGNC
Nancy J. Carroll Ontario, Canada	Corporate Director (6)	February 2025	Audit CGNC
Julie E. Dickson Ontario, Canada	Corporate Director	August 2019	MRCC Risk (Chair)
J. Michael Durland Ontario, Canada	Chief Executive Officer, Melancthon Capital Corporation (venture capital firm)	March 2024	Audit CGNC
Donald P. Kanak Washington, United States	Corporate Director (7)	March 2024	MRCC Risk
Anna Manning Ontario, Canada	Corporate Director (8)	August 2024	MRCC Risk
John S. Montalbano British Columbia, Canada	Principal of Tower Beach Capital Ltd. (a private enterprise focused on venture capital investments)	February 2025	MRCC Risk
May Tan Hong Kong, People’s Republic of China	Corporate Director	December 2021	Audit CGNC (Chair)
Leagh E. Turner Ontario, Canada	CEO, Coupa Software Inc. (software company) (9)	November 2020	MRCC Risk
John W. P-K. Wong Hong Kong, People’s Republic of China	Corporate Director (10)	May 2024	Audit CGNC

Notes
(1)In this table, Audit means Audit Committee, CGNC means Corporate Governance and Nominating Committee, MRCC means
Management Resources and Compensation Committee, and Risk means Risk Committee.
(2)Donald Lindsay was appointed Chair of the Board effective February 15, 2023.  Mr. Lindsay held the position of Vice-Chair of the Board from November 2022 to February 2023.  Prior to October 2022, Mr. Lindsay was President and Chief Executive Officer, Teck Resources
Limited.
(3)Mr. Lindsay is a member of the CGNC; however, in his capacity as Chair of the Board, Mr. Lindsay attends the meetings of all committees whenever possible.
(4)From July 2023 to May 2025, Philip Witherington was the President and Chief Executive Officer, Manulife Asia.  Prior to July 2023, Mr.
Witherington was the Chief Financial Officer of Manulife. He is not a member of any committee but attends committee meetings at the invitation of the Chair.
(5)Prior to May 2021, Nicole Arnaboldi was a corporate director.
(6)Prior to February 2025, Nancy Carroll was a partner in the Financial Services Group and head of the National Insurance and Reinsurance
Group at McCarthy Tetrault LLP.

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(7)From April 2022 to December 2022, Donald Kanak was a private equity business advisor at Hillhouse Investment Management Ltd. From
November 2020 to October 2022, Mr. Kanak was the Chairman, Insurance Growth Markets at Prudential Holdings Ltd. Prior to October
2022, Mr. Kanak was the Chairman, Prudence Foundation at Prudential Holdings Ltd.
(8)Prior to December 2023, Anna Manning was the President and Chief Executive Officer of Reinsurance Group of America.
(9)From February 2022 to November 2023, Leagh Turner was Co-Chief Executive Officer, Ceridian HCM, Inc.  Prior to February 2022,
Ms.Turner was President and Chief Operating Officer at Ceridian HCM, Inc.
(10)Prior to June 2023, John Wong was a Senior Partner and Managing Director of Boston Consulting Group.
EXECUTIVE OFFICERS
The name, place of residence, and position of each of the executive officers of Manulife are set forth in the following table as of January 1, 2026.

Name and Residence	Position with Manulife
Philip J. Witherington Ontario, Canada	President and Chief Executive Officer (1)
Michael F. Coyne New York, United States	General Counsel (2)
Stephanie Fadous Ontario, Canada	Chief Actuary (3)
Steven A. Finch Hong Kong, People’s Republic of China	President and Chief Executive Officer Asia (4)
Pragashini N. Fox Ontario, Canada	Chief People Officer (5)
Rahim Hirji Ontario, Canada	Chief Auditor and Head of Advisory Services (6)
Naveed Irshad Ontario, Canada	President and Chief Executive Officer, Manulife Canada (7)
Rahul M. Joshi Texas, United States	Chief Operations Officer
Trevor Kreel Ontario, Canada	Chief Investment Officer (8)
Karen A. Leggett Ontario, Canada	Chief Marketing Officer
Paul R. Lorentz Ontario, Canada	President and Chief Executive Officer, Global Wealth and Asset Management
Colin L. Simpson Ontario, Canada	Chief Financial Officer (9)
Brooks E. Tingle Massachusetts, United States	President and Chief Executive Officer, John Hancock (10)
Halina K. von dem Hagen Ontario, Canada	Chief Risk Officer (11)
Shamus E. Weiland New York, United States	Chief Information Officer

Notes
(1)From July 2023 to May 2025, Philip Witherington was President and Chief Executive Officer, Manulife Asia.  Prior to July 2023, Mr.
Witherington was the Chief Financial Officer of Manulife.

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(2)From November 2024 to September 2025, Michael Coyne was the Senior Fellow, Litigation Strategy Advisor at the Bank Policy Institute.
Prior to November 2024, Mr. Coyne was the Executive Officer & General Counsel for the Americas at Mitsubishi UFJ Financial Group Ltd.
(3)From June 2023 to May 2025, Stephanie Fadous was the Global Treasurer and Head of Capital Management. Prior to June 2023, Ms.
Fadous was Head of IFRS 17 Implementation.
(4)Prior to May 2025, Steven Finch was the Chief Actuary.
(5)From January 2025 to June 2025, Pragashini Fox was the Interim Chief People Officer of Manulife. Prior to January 2025, Ms. Fox was
Head of HR, Product and Head of Talent & Diversity (Talent COE) at Thomson Reuters.
(6)Prior to June 2023, Rahim Hirji was Chief Risk Officer.
(7)From November 2021 to June 2022, Naveed Irshad was Global Head of Inforce Management.  Prior to November 2021, Mr. Irshad was
Head of North American Legacy Business.
(8)Prior to August 2024, Trevor Kreel was Global Head of Portfolio Management.
(9)From November 2022 to July 2023, Colin Simpson was Chief Financial Officer, US Segment.  Prior to November 2022, Mr. Simpson was
Chief Financial Officer, Aviva Canada.
(10)Prior to April 2023, Brooks Tingle was President and Chief Executive Officer, John Hancock Insurance.
(11)Prior to June 2023, Halina von dem Hagen was Global Treasurer and Head of Capital Management.
SHARE OWNERSHIP
The number of Common Shares held by the Directors and executive officers of MFC as at December 31, 2025 was
880,122, which represented less than 1% of the outstanding Common Shares.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
A description of certain legal proceedings to which the Company is a party can be found in the section entitled “Legal
Proceedings” in Note 18 to our 2025 Consolidated Financial Statements.
Since January 1, 2025, (i) there have been no penalties or sanctions imposed against us by a Canadian securities regulatory authority, other than nominal late filing fees, or by a court relating to Canadian securities legislation, (ii)
there have been no other penalties or sanctions imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision, and (iii) we have not entered into any settlement agreements before a court relating to Canadian securities legislation or with a Canadian securities regulatory authority.
TRANSFER AGENT AND REGISTRAR
TSX Trust Company is the principal transfer agent and registrar for MFC’s Common and Preferred shares. MFC’s transfer agents and co-transfer agents are as follows (opposite their applicable jurisdictions):

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Transfer Agent
Canada:	TSX Trust Company 301-100 Adelaide Street West Toronto, ON M5H 4H1 Toll Free: 1-800-783-9495 www.tsxtrust.com www.tsxtrust.com/fr
Co-Transfer Agents
United States:	Equiniti Trust Company, LLC P.O. Box 500 Newark, NJ 07101 Toll Free: 1-800-249-7702 https://equiniti.com/us/ast-access
Philippines:	RCBC Stock Transfer Ground Floor, West Wing GPL (Grepalife) Building 221 Senator Gil Puyat Avenue Makati City, Philippines Telephone: 632 5318 8567 or 632 8894 9909 www.rcbc.com
Hong Kong:	Tricor Investor Services Limited 17/F, Far East Finance Centre 16 Harcourt Road Hong Kong Telephone: 852 2980-1333 www.vistra.com
INTERESTS OF EXPERTS
Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, Toronto, Canada, is the
external auditor who prepared the Reports of Independent Registered Public Accounting Firm to the Shareholders
and Board of Directors on the audited consolidated financial statements of the Company, and the Report of
Independent Registered Public Accounting Firm to the Shareholders and Board of Directors on Internal Control over
Financial Reporting under Standards of the Public Company Accounting Oversight Board (United States). Ernst &
Young LLP is independent with respect to the Company within the meaning of the CPA Code of Professional
Conduct of the Chartered Professional Accountants of Ontario, United States federal securities laws and the rules and regulations thereunder, including the independence rules adopted by the SEC pursuant to the Sarbanes-Oxley
Act of 2002 (“SOX”) and is in compliance with Rule 3520 of the Public Company Accounting Oversight Board (United
States). Under Hong Kong’s Financial Reporting Council Ordinance, Ernst & Young LLP is a Recognised Public
Interest Entity Auditor.
Stephanie Fadous is the Appointed Actuary of the Company who prepared the Appointed Actuary’s Report to the
Shareholders of the Company. The number of Common Shares of MFC held by Stephanie Fadous as at December
31, 2025 represented less than 1% of the outstanding Common Shares.

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AUDIT COMMITTEE
Audit Committee Charter
The Audit Committee has adopted a formal Charter that describes the Audit Committee’s role and responsibilities.
The Charter is set out in the attached Schedule 1.
The Audit Committee is responsible for assisting the Board in its oversight role with respect to the quality and integrity of financial information, the effectiveness of the Company’s internal control over financial reporting, the effectiveness of the Company’s risk management and compliance practices, the performance, qualifications and independence of the independent auditor, the Company’s compliance with legal and regulatory requirements, the performance of the
Company’s finance, actuarial, internal audit and global compliance functions, and the procedures relating to conflicts of interest, confidential information, related party transactions, and customer complaints.
Composition of the Audit Committee
MFC’s Audit Committee was composed of the following members as at December 31, 2025: Guy Bainbridge (Chair of the Audit Committee), Nancy Carroll, Michael Durland, May Tan and John Wong.  The Board has reviewed the committee membership and determined that all members are financially literate as required by the NYSE Listed
Company Manual and the applicable instruments of the Canadian Securities Administrators.  All committee members are independent, pursuant to applicable regulatory and stock exchange requirements.  The Board has also determined that Guy Bainbridge and May Tan have the necessary qualifications to be designated as audit committee financial experts under SOX.
Relevant Education and Experience
In addition to the general business experience of each member of MFC’s Audit Committee, each member of the Audit
Committee in 2025 had relevant education and experience. Guy Bainbridge is a member of the Institute of Chartered
Accountants in England and Wales and holds an MA from the University of Cambridge. Mr. Bainbridge is a former partner of KPMG LLP. Nancy Carroll holds a JD from the University of Toronto and an MA from Queen’s University, and is a former partner in the Financial Services Group and head of the National Insurance and Reinsurance Group of McCarthy Tétrault LLP. Michael Durland holds a Ph.D. in Management from Queen’s University and a B. Comm.
from Saint Mary’s University, and is the former Group Head and CEO, Global Banking and Markets, The Bank of
Nova Scotia. May Tan holds a B.A. in Economics and Accounting from the University of Sheffield, is a member of the
Institute of Chartered Accountants in England and Wales and is a Certified Public Accountant in Hong Kong. John
Wong holds an MBA from Harvard University and is a former Senior Partner and Chairman of Greater China, Boston
Consulting Group.
Pre-Approval Policies and Procedures
Our auditor independence policy requires the Audit Committee to pre-approve all audit and permitted non-audit services (including the fees and conditions) the external auditor provides.  If a new service is proposed during the year that is outside the pre-approved categories or budget, it must be pre-approved by the Audit Committee Chair.
All audit and permitted non-audit services provided by Ernst & Young LLP have been pre-approved by the Audit
Committee.
External Auditor Service Fees
The table below lists the services Ernst & Young LLP provided to Manulife and its subsidiaries in the last two fiscal years and the fees they charged each year.

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Fees	2025	2024
	($ in millions)	($ in millions)
Audit Fees:	45.6	39.5
Includes the audit of our financial statements as well as the financial statements of our subsidiaries, segregated funds, audits of statutory filings, prospectus services, report on internal controls, reviews of quarterly reports and regulatory filings.

Audit-Related Fees:	3.9	3.1
Includes consultation concerning financial accounting and reporting standards not classified as audit, due diligence in connection with proposed or consummated transactions and assurance services to report on internal controls for third parties.

Tax Fees:	0.7	0.4
Includes tax compliance, tax planning and tax advice services.
All Other Fees:	0.7	0.2
Includes other advisory services.
Total	50.8	43.2
Note: Total fees above exclude fees of $19.6  million in 2025 and  $17.7 million in 2024  for professional services provided by Ernst & Young
LLP to certain investment funds managed by subsidiaries of MFC.  For certain funds, these fees are paid directly by the funds.  For other funds, in addition to other administrative costs, the subsidiaries are responsible for the auditor’s fees for professional services, in return for a fixed administration fee.
ADDITIONAL INFORMATION
Additional information with respect to the Company, including directors’ and officers’ remuneration and indebtedness, principal holders of MFC’s securities, and securities authorized for issuance under MFC’s equity compensation plans, where applicable, is contained in MFC’s Management Information Circular for its most recent annual meeting of security holders that involved the election of directors. Additional financial information is provided in our 2025
Consolidated Financial Statements and our 2025 MD&A. Copies of these documents and additional information relating to the Company may be found on SEDAR+ at www.sedarplus.ca and is accessible at the Company’s website, www.manulife.com.

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Schedule 1
Manulife Financial Corporation (the “Company”)
Audit Committee Charter
1.Overall Role and Responsibility
1.1The Audit Committee (“Committee”) shall:
(a)assist the Board of Directors in its oversight role with respect to:
(i)the quality and integrity of financial information;
(ii)the effectiveness of the Company’s internal control over financial reporting;
(iii)the effectiveness of the Company’s risk management and compliance practices;
(iv)the independent auditor’s performance, qualifications and independence;
(v)the Company’s compliance with legal and regulatory requirements;
(vi)the Finance, Actuarial, Internal Audit and Global Compliance functions;
(vii)conflicts of interest and confidential information;
(viii)related party transactions; and
(ix)complaints of customers relating to obligations under the Insurance Companies Act (Canada)
(the “Act”), and accounting, internal accounting controls and audit matters.
(b)prepare such reports of the Committee required to be included in the Proxy Circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.
1.2The Committee will also act as the conduct review committee of the Company.
2.Composition
2.1The Committee shall consist of five or more Directors appointed by the Board of Directors on the recommendation of the Corporate Governance and Nominating Committee.
2.2No member of the Committee shall be an officer or employee of the Company, its subsidiaries or affiliates.
Members of the Committee will not be affiliated with the Company as such term is defined in the Act.
2.3Each member of the Committee shall satisfy the applicable independence and experience requirements of the laws governing the Company, the applicable stock exchanges on which the Company’s securities are listed and applicable securities regulatory authorities.

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2.4The Board of Directors shall designate one member of the Committee as the Committee Chair.
2.5Members of the Committee shall serve at the pleasure of the Board of Directors for such term or terms as the Board of Directors may determine.
2.6Each member of the Committee shall be financially literate as such qualification is defined by applicable law and interpreted by the Board of Directors in its business judgment.
2.7The Board of Directors shall determine whether and how many members of the Committee qualify as a financial expert as defined by applicable law.  At least one member must be an audit committee financial expert, as defined in applicable laws and regulations.
2.8As necessary, the Committee shall consider whether members of the Committee who serve on the audit committee of more than three public companies (including the Committee) have the ability to effectively serve on the Committee and, if it is determined that such member is able to continue serving, the Committee shall record the reasons for such a decision.
3.Structure, Operations and Assessment
3.1The Committee shall meet quarterly or more frequently as the Committee may determine.  The Committee shall report to the Board of Directors on its activities after each of its meetings.
3.2The affirmative vote of a majority of the members of the Committee participating in any meeting of the
Committee is necessary for the adoption of any resolution.
3.3The Committee may create one or more subcommittees and may delegate, in its discretion, all or a portion of its duties and responsibilities to such subcommittees.
3.4The Committee shall, on an annual basis:
(a)review and assess the adequacy of this Charter and, where necessary, recommend changes to the
Board of Directors for its approval;
(b)undertake a performance evaluation of the Committee comparing the performance of the Committee with the requirements of this Charter; and
(c)report the results of the performance evaluation to the Board of Directors.
The performance evaluation by the Committee shall be conducted in such manner as the Committee deems appropriate.  The report to the Board of Directors may take the form of an oral report by the Committee
Chair or any other member of the Committee designated by the Committee to make this report.
3.5The Committee is expected to establish and maintain free and open communication with management, including the Chief Financial Officer, the Chief Actuary, the Chief Audit Executive and the Global Chief
Compliance Officer, and the independent auditor,  and shall periodically meet separately with each of them.
4.Specific Duties
The Committee will carry out the following specific duties:

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4.1Oversight of the Independent Auditor
(a)Recommend to the Board of Directors for approval the appointment and, when considered appropriate, the dismissal or removal of the independent auditor for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the Company
(subject to shareholder ratification).
(b)Review and approve, and recommend to the Board of Directors for approval, the scope and terms of each audit engagement, including the engagement letter and the compensation of the independent auditor.
(c)Oversee the work of the independent auditor engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services (including resolution of disagreements between management and the independent auditor regarding financial reporting). The independent auditor shall report directly to the Committee.
(d)Pre-approve all audit services and permitted non-audit services (including the fees, terms and conditions for the performance of such services) to be provided by the independent auditor.
(e)When appropriate, the Committee may delegate to one or more members the authority to grant preapprovals of audit and permitted non-audit services and the full Committee shall be informed of each non-audit service.
(f)Review the decisions of such delegates under subsection (e) above, which shall be presented to the full Committee at its next scheduled meeting.
(g)Evaluate the qualifications, performance and independence of the independent auditor, including:
(i)reviewing and evaluating the lead partner on the independent auditor’s engagement with the
Company;
(ii)considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services are compatible with maintaining the auditor’s independence; and
(iii)addressing any concerns raised by regulatory authorities or other stakeholders regarding the auditor’s independence.
(h)Present its conclusions with respect to the independent auditor to the Board of Directors and, if so determined by the Committee, recommend that the Board of Directors take additional action to satisfy itself of the qualifications, performance and independence of the independent auditor.
(i)Obtain and review a report from the independent auditor at least annually regarding:
(i)the independent auditor’s internal quality-control procedures;
(ii)any material issues raised by the most recent independent auditor's internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or

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professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;
(iii)any steps taken to deal with any such issues; and
(iv)all relationships between the independent auditor and the Company.
(j)At least annually, review and approve the audit plan (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle and that the work of the independent auditor and the Internal Audit function is coordinated.
(k)Ensure the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law.
(l)Review and approve policies for the Company’s hiring of partners and employees or former partners and employees of the independent auditor.
4.2Financial Reporting
(a)Review and discuss with management and the independent auditor the Company's annual and quarterly financial disclosures, prior to the approval by the Board of Directors and the publication of earnings, including:
(i)management's discussion and analysis;
(ii)financial statements;
(iii)earnings press releases;
(iv)the results of the independent auditor's review of the quarterly financial statements;
(v)the results of the independent auditor's audit of the annual financial statements;
(vi)any changes to the audit scope or strategy;
(vii)the annual report of the auditors on the financial statements and any other returns or transactions required to be reviewed by the Committee and report to the Board of
Directors; and
(viii)any matters required to be communicated by the independent auditor under applicable audit/review standards.
(b)Approve any reports for inclusion in the Company's Annual Report, as required by applicable legislation and make a recommendation thereon to the Board of Directors.
(c)Review such returns of the Company as the Superintendent of Financial Institutions (Canada) (the
“Superintendent”) may specify.
(d)Review the Company’s disclosure policy, which governs the release of information about the
Company and requires timely, accurate and fair disclosure of such information in compliance with all

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legal and regulatory requirements, and periodically assess the adequacy of procedures regarding disclosure of financial information.
(e)Require management to implement and maintain appropriate internal control procedures.
(f)Oversee systems of internal control and meet with the heads of the oversight functions, management and the independent auditor to assess the adequacy and effectiveness of these systems and to obtain reasonable assurance that the controls are effective.
(g)Review and discuss with management and the independent auditor management’s report on its assessment of internal controls over financial reporting and the independent auditor’s attestation report on management’s assessment.
(h)Review, evaluate and approve the procedures established under s. 4.2(e).
(i)Review such investments and transactions that could adversely affect the well-being of the Company as the auditor or any officer of the Company may bring to the attention of the Committee.
(j)Review and discuss with management and the independent auditor at least annually significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including:
(i)key areas of risk for material misstatement of the financial statements, including critical accounting estimates or areas of measurement uncertainty;
(ii)whether the auditor considers estimates to be within an acceptable range and the rationale for the final decision and whether it is consistent with industry practice;
(iii)any significant changes in the Company’s selection or application of accounting or actuarial principles;
(iv)any major issues as to the adequacy of the Company’s internal controls;
(v)any special steps adopted in light of material control deficiencies, if any; and
(vi)the role of any other audit firms.
(k)Review and discuss with management and the independent auditor at least annually reports from the independent auditor on:
(i)critical accounting policies and practices to be used;
(ii)significant financial reporting issues, estimates and judgments made in connection with the preparation of the financial statements;
(iii)alternative treatments of financial information within generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

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(iv)other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences.
(l)Discuss with the independent auditor at least annually any “management” or “internal control” letters issued or proposed to be issued by the independent auditor to the Company and review all material correspondence between the independent auditor and management related to audit findings.
(m)Review and discuss with management and the independent auditor at least annually any significant changes to the Company’s accounting and actuarial principles and practices suggested by the independent auditor, internal audit personnel or management and assess whether the Company’s accounting and actuarial practices are appropriate and within the boundaries of acceptable practice.
(n)Require management  to implement and maintain adequate procedures for the review of the
Company’s public disclosure  of financial information (other than the financial statements, MD&A and annual and interim earnings press releases, which are reviewed in accordance with s. 4.2(a))
extracted or derived from the Company's financial statements and periodically assess the adequacy of such procedures.
(o)Discuss with management the types of financial information and presentations to be made to rating agencies and analysts, including relating to earnings guidance.
(p)Review and discuss with management and the independent auditor at least annually the effect of regulatory and accounting initiatives as well as off-balance-sheet structures on the Company’s financial statements.
(q)Discuss with the independent auditor matters required to be discussed by Public Company
Accounting Oversight Board on Auditing Standards No. 1300 relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information and any significant disagreements with management.
(r)Review and discuss with the Chief Executive Officer and the Chief Financial Officer the procedures undertaken in connection with the Chief Executive Officer and Chief Financial Officer certifications for the annual and interim filings with applicable securities regulatory authorities, including disclosure made by the Chief Executive Officer and Chief Financial Officer about:
(i)any significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data or any material weaknesses in the internal controls; and
(ii)any fraud involving management or other employees who have a significant role in the
Company’s internal controls.
(s)Meet with the Chief Actuary of the Company at least annually to receive and review reports, opinions and recommendations prepared by the Chief Actuary in accordance with the Act, including the parts of the annual financial statement and the annual return filed under s. 665 of the Act, prepared by the
Chief Actuary, and such other matters as the Committee may direct, including the report on the
Financial Condition Testing, which is also reviewed by the Risk Committee.

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(t)Receive reports from the Chief Actuary regarding material capital model modifications and new capital model applications.
(u)Discuss with the Company’s General Counsel at least annually any legal matters that may have a material impact on the financial statements, operations, assets or compliance policies and any material reports or inquiries received by the Company or any of its subsidiaries from regulators or governmental agencies.
(v)Meet with the Chief Audit Executive and with management to discuss the effectiveness of the internal control procedure established pursuant to s. 4.2(e).
(w)Receive reports that highlight key areas of disclosure judgement considered by the Executive
Disclosure Committee.
4.3Oversight of the Finance Function
(a)At least annually review and approve the mandate of the Chief Financial Officer and the Finance function.
(b)At least annually, review and approve the budget, structure, skills and resources of the Finance function.
(c)At least annually, review the performance evaluation of the Chief Financial Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the
Chief Financial Officer and the Finance function.
(d)Recommend to the Board of Directors for approval the appointment and, when considered appropriate, the dismissal of the Chief Financial Officer, who shall have direct access to the
Committee.
(e)Review the results of periodic independent reviews of the Finance function.
4.4Oversight of the Actuarial Function
(a)At least annually, review and approve the mandate for the Chief Actuary and the Actuarial function.
(b)At least annually, review and approve the budget, structure, skills and resources of the Actuarial function.
(c)At least annually, review the performance evaluation of the Chief Actuary, with the input of the
Management Resources and Compensation Committee, and assess the effectiveness of the Chief
Actuary and the Actuarial function.
(d)Recommend to the Board of Directors for approval the appointment and, when considered appropriate, the dismissal of the Chief Actuary, who shall have direct access to the Committee.
(e)Review the results of periodic independent reviews of the Actuarial function.

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4.5Oversight of the Internal Audit Function
(a)At least annually, review and approve the Internal Audit Charter, which includes the mandate of the
Chief Audit Executive and the Internal Audit function and the scope and types of internal audit services.
(b)At least annually, review and approve the budget, structure, skills, resources, independence and qualifications of the Internal Audit function.
(c)At least annually, review and approve the audit plan of the Internal Audit function (including any significant changes to the audit plan) and, as part of this review, satisfy itself that the audit plan is risk-based and addresses all the relevant activities over a measurable cycle.
(d)Review the periodic reports of the internal audit department on internal audit activities, including audit issues, recommendations and progress in meeting the annual audit plan (including the impact of any access, authority, scope or resource limitations).
(e)Determine the qualifications and competencies the Company expects in a Chief Audit Executive. At least annually, review the performance and compensation of the Chief Audit Executive, with the input of the Management Resources and Compensation Committee.
(f)Recommend to the Board of Directors for approval the appointment and, when considered appropriate, the dismissal of the Chief Audit Executive, who shall have unrestricted and direct access to the Committee, including private meetings without Executive Leadership Team present.
(g)Ensure that a Quality Assurance and Improvement Program (QAIP), including both internal and external assessments, has been established. Periodically review the Internal Audit Strategy and approve the performance objectives for the Internal Audit function at least annually.
(h)At least annually, assess the effectiveness and efficiency of the Internal Audit function. Review the
QAIP results, including Internal Audit function's conformance with the Global Internal Audit
Standards, achievement of performance objectives, alignment to the expectations of the Internal
Audit function with OSFI's Supervisory Framework, and action plans to address any deficiencies and opportunities for improvement, if applicable.
(i)Review and approve the Chief Audit Executive's External Quality Assessment (EQA) plan (at least once every 5 years) ensuring satisfaction with the scope, frequency, competency and independence of the external assessor or assessment team. Additionally, approve the action plans, including timelines to address any identified deficiencies or opportunities for improvement, if applicable, and monitor progress.
4.6Risk Management Oversight
(a)Review reports from the Risk Committee respecting the Company’s processes for assessing and managing risk.
4.7Oversight of Regulatory Compliance and Complaint Handling

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(a)Establish procedures for the receipt, retention and treatment of reports received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
(b)Discuss with management and the independent auditor at least annually any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting.
(c)Review at least annually with the Global Chief Compliance Officer, covering the function customarily associated with the Chief Compliance Officer role for the Company (the "Global Chief Compliance
Officer"), the Company’s compliance with applicable laws and regulations, and correspondence from regulators.
4.8Oversight of the Global Compliance Function
(a)At least annually, review and approve the mandate for the Global Chief Compliance Officer and the Global Compliance function.
(b)At least annually, review and approve the budget, structure, skills and resources of the Global
Compliance function.
(c)At least annually, review the performance evaluation of the Global Chief Compliance Officer, with the input of the Management Resources and Compensation Committee, and assess the effectiveness of the Global Chief Compliance Officer and the Global Compliance function.
(d)Recommend to the Board of Directors for approval, the appointment and, when considered appropriate, the dismissal of the Global Chief Compliance Officer, who shall have direct access to the Committee.
(e)Review the results of periodic independent reviews of the Global Compliance function.
4.9Oversight of the Anti-Money Laundering and Anti-Terrorist Financing Program
(a)Review the Company’s Anti-Money Laundering ("AML") and Anti-Terrorist Financing ("ATF")
Policy.
(b)Meet with the Chief Anti-Money Laundering Officer as necessary to review the AML/ATF
Program.
(c)The Committee shall meet with the Chief Audit Executive as necessary to review results of testing of the effectiveness of the AML/ATF Program.
4.10Review of Ethical Standards
(a)Annual review of the Company’s Code of Business Conduct and Ethics.
(b)Establish procedures to receive and process any request from executive officer(s) and Director(s)
for waiver of the Company’s Code of Business Conduct and Ethics.

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(c)Grant any waiver of the Company’s Code of Business Conduct and Ethics to executive officer(s)
and Director(s) as the Committee may in its sole discretion deem appropriate and arrange for any such waiver to be promptly disclosed to the shareholders in accordance with applicable laws or the rules of applicable securities regulatory authorities.
(d)Annual review and assessment of procedures established by the Board of Directors to resolve conflicts of interest, including techniques for identification of potential conflict situations.
(e)Review and assessment of procedures established by the Board of Directors for restricting the use of confidential information.
4.11Self Dealing and Disclosure Requirements
(a)Require management to establish procedures for complying with Part XI (Self-Dealing) of the Act
(the “Related Party Standards”).
(b)Establish criteria for the determination of materiality of a transaction with a related party.
(c)Annual review of the Related Party Standards and their effectiveness in ensuring that the
Company is complying with Part XI of the Act and the Sarbanes-Oxley Act.
(d)Review the practices of the Company to ensure that any transactions with related parties of the
Company that may have a material effect on the stability or solvency of the Company are identified.
(e)Ensure that, within 90 days after the end of each financial year of the Company, the Committee will report to the Superintendent on its activities of the previous year respecting conduct review, undertaken in carrying out its responsibilities under the Act (and, in particular, in respect of (a),
(c), and (d) above).
(f)Report to the Superintendent on its mandate respecting conduct review and responsibilities of the
Committee and the procedures referred to in (a) above.
(g)Review and assessment of the procedures established by the Board of Directors to disclose information to customers of the Company under the Act, if applicable, and of the procedures for dealing with complaints of customers of the Company to satisfy itself that the applicable procedures are being followed.
4.12Proxy Circular
(a)Prepare a report on its activities on an annual basis to be included in the Proxy Circular, as may be required by applicable laws or rules of applicable securities regulatory authorities.
4.13Duties and Responsibilities Delegated by the Board of Directors
(a)Exercise such other powers and perform such other duties and responsibilities as are incidental to the purposes, duties and responsibilities specified herein and as may from time to time be delegated to the Committee by the Board of Directors.

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5.Funding for the Independent Auditor and Retention of External Advisors
The Company shall provide for appropriate funding, as determined by the Committee, for payment of compensation to the independent auditor for the purpose of issuing an audit report and to any advisors retained by the Committee.
The Committee shall have the authority to retain such external advisors as it may from time to time deem necessary or advisable for its purposes and to set the terms of the retainer.  The expenses related to any such engagement shall also be funded by the Company.